   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1996

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            URANIUM RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                        (State or Other Jurisdiction of
                         Incorporation or Organization)
                                      1094
                          (Primary Standard Industrial
                          Classification Code Number)
                                   75-2212772
                                (I.R.S. Employer
                              Identification No.)

                             ---------------------

                         12750 MERIT DRIVE, SUITE 1020
                              DALLAS, TEXAS 75251
                                 (972) 387-7777
                  (Address, Including Zip Code, and Telephone
                  Number, Including Area Code, of Registrant's
                          Principal Executive Offices)
                                PAUL K. WILLMOTT
                          CHAIRMAN OF THE BOARD, CHIEF
                        EXECUTIVE OFFICER AND PRESIDENT
                         12750 MERIT DRIVE, SUITE 1020
                              DALLAS, TEXAS 75251
                                 (972) 387-7777
                    (Name, Address, Including Zip Code, and
                     Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies to:

                              ALFRED C. CHIDESTER
                               BAKER & HOSTETLER
                        303 EAST 17TH AVENUE, SUITE 1100
                             DENVER, COLORADO 80203
                                 (303) 861-0600
                                  MARK R. LEVY
                               HOLLAND & HART LLP
                          555 17TH STREET, SUITE 3200
                             DENVER, COLORADO 80202
                                 (303) 295-8000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================
                                                                   PROPOSED MAXIMUM
                                                  PROPOSED MAXIMUM    AGGREGATE        AMOUNT OF
     TITLE OF EACH CLASS OF        AMOUNT TO BE    OFFERING PRICE      OFFERING       REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED      PER SHARE(1)       PRICE(1)           FEE
-----------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.001 per share..............    1,700,000         $8.3125        $14,131,250       $4,282.20
-----------------------------------------------------------------------------------------------------
Total...........................    1,700,000         $8.3125        $14,131,250       $4,282.20
=====================================================================================================

(1) In accordance with Rule 457(c), the registration fee is calculated based on the average of the high and low prices reported on the Nasdaq National Market on December 9, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


PROSPECTUS (SUBJECT TO COMPLETION)

DECEMBER 13, 1996
                         1,400,000 TO 1,700,000 SHARES

                            URANIUM RESOURCES, INC.

                                  COMMON STOCK

     Uranium Resources, Inc. (the "Company") is offering a minimum of 1,400,000 and a maximum of 1,700,000 shares of its Common Stock, par value $0.001 per share (the "Shares"). The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "URIX." On December 9, 1996 the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $8 3/8 per share.

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================
                                            PRICE TO         COMMISSION(1)          PROCEEDS TO
                                             PUBLIC                                COMPANY(2)(3)
----------------------------------------------------------------------------------------------------
                                                          MINIMUM    MAXIMUM    MINIMUM    MAXIMUM
----------------------------------------------------------------------------------------------------
Per Share..............................        $             $          $          $          $
----------------------------------------------------------------------------------------------------
Total..................................        $             $          $          $          $
====================================================================================================

(1) The Shares are being offered by the Company principally to selected institutional investors. EVEREN Securities, Inc. (the "Placement Agent") has been retained to act, on a best efforts basis, as Placement Agent for the Company in connection with the arrangement of this transaction. The Company has agreed (i) to pay the Placement Agent a fee in connection with the arrangement of this financing, (ii) to reimburse the Placement Agent for certain expenses, and (iii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."

(2) The termination date of this offering of Shares is January 31, 1997 (the "Termination Date"). Prior to the Termination Date, all investor funds will promptly be placed in escrow with Norwest Bank Colorado, N.A., as escrow agent (the "Escrow Agent"), in an escrow account established for the benefit of the investors. Upon receipt of notice from the Escrow Agent that investors have affirmed purchase of at least the minimum number of Shares and deposited the requisite funds in the escrow account, the Company will deposit with the Depository Trust Company the Shares to be credited to the accounts of the investors and will collect the investor funds from the Escrow Agent. In the event that investor funds are not received in the amount necessary to satisfy the minimum requirements of this offering on or before the Termination Date, all funds deposited in the escrow account will promptly be returned to the investors, with interest. See "Plan of Distribution."

(3) Before deducting expenses payable by the Company estimated at $450,000.

                            EVEREN SECURITIES, INC.
                               December   , 1996
                                                                      [URI LOGO]

     IN CONNECTION WITH THIS OFFERING, THE PLACEMENT AGENT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY THE PLACEMENT AGENT THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE PLACEMENT AGENT TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

     IN THIS PROSPECTUS REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS, AND THE TERMS "UNITED STATES" AND "U.S." MEAN THE UNITED STATES OF AMERICA, ITS STATES, ITS TERRITORIES, ITS POSSESSIONS AND ALL AREAS SUBJECT TO ITS JURISDICTION.

     THE SHARES MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES OR OTHERWISE IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995.

     THIS PROSPECTUS IS FOR DISTRIBUTION IN THE UNITED KINGDOM ONLY TO PERSONS WHO ARE OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996. IT MAY NOT BE COPIED OR DISTRIBUTED OR OTHERWISE MADE AVAILABLE BY ANY RECIPIENT IN THE UNITED KINGDOM WITHOUT THE EXPRESS CONSENT OF EVEREN SECURITIES, INC.

     LA DIFFUSION DE CE PROSPECTUS EST STRICTEMENT PERSONNELLE. CE PROSPECTUS NE PEUT ETRE UTILISE POUR LE PLACEMENT AUPRES D'AUTRES INVESTISSEURS. AUCUNE PUBLICITE N'A ETE FAITE SUR CE PRODUIT ET AUCUNE AUTORISATION N'A ETE DEMANDEE A LA COB.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference into this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, including the Company's Form 10-K/A dated May 21, 1996.

          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

          (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

          (d) The Company's Form 8-K dated August 1, 1996.

          (e) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996, including the Company's Form 10-Q/A-1 dated December 13, 1996.

          (f) The Company's Form 8-K dated December 13, 1996.

          (g) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A (Registration No. 0-17171) filed with the Commission under the Exchange Act.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Thomas H. Ehrlich, Vice President and Chief Financial Officer, Uranium Resources, Inc., at the Company's principal executive offices located at 12750 Merit Drive, Suite #1020, Dallas, Texas 75251. Telephone requests may be directed to Mr. Ehrlich at (972) 387-7777.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto incorporated herein by reference to the Company's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Except for historical information contained in this Prospectus, the matters discussed herein contain forward-looking statements, including management's expectations regarding the Company's reserve base, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico and planned dates for commencement of production at such properties. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from management's expectations. Key factors impacting current and future operations of the Company include the spot price of uranium, weather conditions, operating conditions at the Company's mining projects, government regulation of the mining industry and the nuclear power industry, the world-wide supply and demand of uranium, availability of capital, timely receipt of mining and other permits from regulatory agencies and other matters indicated in "Risk Factors."

                                  THE COMPANY

     The Company has been engaged since 1977 in the acquisition, exploration and development of properties for the mining of uranium (hereinafter sometimes referred to as "U(3) 0(8)") in the United States using the in situ leach ("ISL") mining process. The Company has two producing properties -- Kingsville Dome and Rosita -- both located in South Texas. The Company also has development properties in South Texas and New Mexico.

     The Company's strategy is to exploit its existing production base and technical expertise and to identify, acquire, permit and develop additional ISL amenable uranium properties that will allow the Company to be a significant uranium producer in the Western World. The Company is implementing its strategy through (i) resuming production at its existing production sites; (ii) making capital expenditures for property exploration, acquisition and development;
(iii) permitting additional development sites, which are targeted to commence production during 1998; and (iv) reviewing opportunities to sell uranium outside the United States.

     After ceasing uranium production in the early 1990s because of depressed market prices, the Company resumed production at Rosita and Kingsville Dome in June 1995 and March 1996, respectively. During the period the Company was not producing uranium, it was able to purchase uranium to fulfill its existing contracts at a price lower than its costs of production. For the nine months ended September 30, 1996, the Company produced approximately 1.0 million pounds of uranium at an average cost of $11.37 per pound. This production enabled the Company to take advantage of the significant imbalance between the annual level of uranium production and consumption in the Western World and the recent rise in the spot market price for uranium which, at $14.90 per pound as of November 30, 1996, was up approximately 54% over the spot price of $9.65 per pound as of January 31, 1995. The Company estimates that for 1996 its uranium production will be approximately 20% of the total U.S. production and approximately 2% of the total Western World production.

     In June 1996, the Company acquired for $4 million (of which $1 million is recoverable against one-half of future royalties) a mineral lease on the Alta Mesa properties located in South Texas which is estimated by the Company to contain 6.2 million pounds in-place proven and probable uranium reserves (estimated 4.0 million pounds recoverable). In November 1996 the Company entered into a letter of intent with Santa Fe Pacific Gold Corporation ("Santa Fe") pursuant to which the Company would acquire for exploration and development potential certain uranium mineral interests covering approximately 500,000 acres in northwestern New Mexico in exchange for 1.2 million shares of the Company's Common Stock and a commitment to expend certain amounts on exploration. Approximately one-third of this acreage comprises uranium mineral rights and the remaining acreage comprises exploration rights with rights to purchase and develop any uranium mineral interests found. Included in the purchase is an existing royalty obligation from the Company to Santa Fe on certain properties currently under lease from Santa Fe. Consummation of the transaction is subject to approval of the Board of Directors of both companies, certain regulatory matters and the preparation of definitive documentation. However, there can be no assurance that the parties will consummate this transaction.

     The Company has two development projects in South Texas, Vasquez and Alta Mesa, both targeted to commence production in 1998. The Company also has three development projects in two districts in New Mexico, the Churchrock district and the Crownpoint district. Churchrock is targeted to commence production in 1998. Permitting is in process at all such projects. Commencement of production at these properties is subject to timely permitting and the availability of capital.

     When Alta Mesa, Vasquez and Churchrock reach full production, the Company expects that, based on planned production rates, its total annual production capacity from these operations plus Kingsville Dome will approximate 4 million pounds.

     As of September 30, 1996, the Company had in-place proven and probable uranium reserves totaling approximately 74.0 million pounds (estimated 48.1 million pounds recoverable). The Company's estimates of reserves have been affirmed and verified by Douglas International, Inc. of Morrison, Colorado, independent geological consultants ("Douglas") who are experts in uranium mining, geology and ore reserve determination.

     The Company's present and potential customers are electric utilities that operate nuclear power plants. Currently all of the Company's customers are domestic utilities. Generally, the Company sells uranium to the utilities under long-term contracts. Most of these contracts provide for minimum prices with escalation clauses for inflation linked to various indices. The United States is the world's largest producer of nuclear-generated electricity. There are currently 109 nuclear units in the United States which generated approximately 22.5% of the country's total electricity in 1995. As of December 31, 1995, there were 363 nuclear power plants in the Western World, with 32 power plants being constructed in parts of the world other than the U.S.

                                  THE OFFERING

                                            MINIMUM                        MAXIMUM
                                     ---------------------    ----------------------------------
COMMON STOCK OFFERED...............  1,400,000 shares         1,700,000 shares
COMMON STOCK OUTSTANDING AFTER THE
  OFFERING.........................  10,213,027 shares(1)     10,513,027 shares(1)
                                     The Company will use the net proceeds of the Offering for
                                     1997 capital requirements related to the Company's uranium producing or development properties, the payment of certain
USE OF PROCEEDS....................  obligations and working capital. See "Use of Proceeds."
NASDAQ NATIONAL MARKET SYMBOL......  URIX

---------------

(1) Based upon shares outstanding as of September 30, 1996. Does not include (i) 893,441 shares reserved for future issuance upon the exercise of currently outstanding options granted under the Company's Amended and Restated Employees' Stock Option Plan, Amended and Restated Directors Stock Option Plan and 1995 Stock Incentive Plan (collectively, the "Option Plans"), (ii) 350,000 shares reserved for future issuance upon the exercise of non-plan options (the "Non-Plan Options"), (iii) 1,052,000 shares reserved for future issuance upon the exercise of currently outstanding warrants, and (iv) 1,500,000 shares reserved for future issuance upon the conversion of the convertible debt.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The summary data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Operating and Other Data" for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 are derived from the consolidated financial statements of the Company and its subsidiaries, which statements have been audited by Arthur Andersen LLP, independent public accountants. The summary data presented under the caption "Consolidated Balance Sheet Data" as of September 30, 1996 are derived from the unaudited financial statements of the Company and its subsidiaries. The summary data for the nine months ended September 30, 1996 and 1995 are derived from the unaudited quarterly financial statements and condensed notes thereto of the Company. This summary of historical financial information should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto incorporated herein by reference.

                                  NINE MONTHS ENDED
                                    SEPTEMBER 30,
                                 -------------------
                                                                        YEAR ENDED DECEMBER 31,
                                 (UNAUDITED)            -------------------------------------------------------
                                   1996       1995        1995        1994        1993        1992       1991
                                 --------    -------    --------    --------    --------    --------    -------
                                             (IN THOUSANDS, EXCEPT PER SHARE AND PER POUND AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA
Uranium sales:
  Produced uranium.............. $ 13,361    $ 1,519    $  7,195    $    959    $  1,341    $  4,881    $10,234
  Purchased uranium.............    5,479     11,504      14,634      16,375      11,881      12,943      7,421
Costs and expenses..............  (15,704)    (9,652)    (17,398)    (13,466)    (12,161)    (12,334)    (9,509)
                                 --------    -------    --------    --------    --------    --------    -------
Earnings from operations before
  corporate expenses............    3,136      3,371       4,431       3,868       1,061       5,490      8,146
Corporate expenses..............   (2,259)    (2,462)     (3,496)     (2,177)     (1,903)     (2,285)    (2,694)
                                 --------    -------    --------    --------    --------    --------    -------
         Earnings (loss) from
           operations...........      877        909         935       1,691        (842)      3,205      5,452
Other income (expense):
  Interest and other, net.......     (256)      (247)       (324)        163         387        (394)      (454)
  Loss on acceleration of
    uranium contract............       --         --          --        (349)         --          --         --
  Loss on termination of joint
    venture and transfer to
    shareholders................       --     (1,781)     (1,781)         --          --          --         --
                                 --------    -------    --------    --------    --------    --------    -------
Income (loss) before income
  taxes.........................      621     (1,119)     (1,170)      1,505        (455)      2,811      4,998
                                 --------    -------    --------    --------    --------    --------    -------
Federal income tax (benefit)....      124       (224)       (234)        300        (107)        408        929
                                 --------    -------    --------    --------    --------    --------    -------
Net earnings (loss)............. $    497    $  (895)   $   (936)   $  1,205    $   (348)   $  2,403    $ 4,069
                                 =========   ========   =========   =========   =========   =========   ========
Net earnings (loss) per common
  share:
  Primary....................... $   0.05    $ (0.11)   $  (0.12)   $   0.17    $  (0.05)   $   0.36    $  0.59
                                 =========   ========   =========   =========   =========   =========   ========
  Fully diluted................. $   0.05    $ (0.11)   $  (0.12)   $   0.17    $  (0.05)   $   0.36    $  0.59
                                 =========   ========   =========   =========   =========   =========   ========

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,
                                            -----------------               YEAR ENDED DECEMBER 31,
                                               (UNAUDITED)       ----------------------------------------------
                                             1996       1995      1995      1994      1993      1992      1991
                                            -------    ------    ------    ------    ------    ------    ------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND PER POUND AMOUNTS)
CONSOLIDATED OPERATING AND OTHER DATA
Cash provided by operations...............  $ 3,727    $1,690    $5,301    $5,080    $6,283    $9,186    $1,344
Cash provided by operations per share.....  $  0.37    $ 0.21    $ 0.65    $ 0.71    $ 0.95    $ 1.36    $ 0.18
Pounds of uranium produced................    1,025       357       612        --        --        80       757
Pounds of uranium purchased...............      439       370       660     1,329       510       750       614
Pounds of uranium delivered...............    1,358       906     1,633     1,081       753     1,070       919
Capital expenditures......................  $11,851    $2,113    $3,720    $3,234    $3,502    $2,769    $5,698
Average sales price per pound(1)..........  $ 15.78    $16.57    $15.64    $16.03    $17.56    $16.66    $19.21
Average cost of produced pounds sold(2)...  $ 10.93    $10.41    $10.28    $13.60    $12.96    $12.62    $ 8.61
Average cost of purchased pounds sold.....  $  9.46    $ 9.64    $ 9.41    $10.68    $10.88    $ 8.80    $ 9.66
Cash cost per produced pound(3)...........  $  7.82    $ 7.90    $ 7.11       N/A       N/A    $10.80    $ 8.19
Average cost per produced pound(2)........  $ 11.37    $10.68    $10.09       N/A       N/A    $13.68    $10.55
Average cost per purchased pound..........  $  9.46    $10.12    $ 9.52    $10.07    $11.24    $ 9.35    $ 9.59

                                                                                  SEPTEMBER 30, 1996
                                                                              --------------------------
                                                                                     (UNAUDITED)
                                                                              ACTUAL      AS ADJUSTED(4)
                                                                              -------     --------------
                                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents...................................................  $   917        $  6,522
Working capital.............................................................    1,560           7,165
Total assets................................................................   57,811          63,416
Total liabilities...........................................................   26,809          21,959
Total debt(5)...............................................................   13,201           8,351
Total shareholders' equity..................................................   31,002          41,456

---------------

(1) Excludes sales of the Russian component of deliveries made subject to sales made under the matched sales amendment, as such deliveries are treated as "pass-through" sales.

(2) Average cost per produced pound consists of all operating, depletion and depreciation and accrued restoration costs.

(3) Cash cost per produced pound consists of all operating costs and wellfield development costs associated with the producing wellfields.

(4) As adjusted to give effect to the minimum sale of 1,400,000 shares of Common Stock offered hereby at an assumed offering price of $8 3/8 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(5) Includes current portion of long-term debt, long-term debt and notes payable.

                                    RESERVES

     The following table sets forth the Company's total in-place proven and probable uranium reserves as of September 30, 1996. The reserves are based on an estimated 65% recovery factor, certain cut-off grades and a price of $16 per pound. These estimates of reserves have been affirmed and verified by Douglas International, Inc. of Morrison, Colorado, independent geological consultants ("Douglas"), who are experts in uranium mining, geology and ore reserve determination. See "Business -- Reserves" and "Experts."

                                                                 IN-PLACE RESERVES AS         RECOVERABLE
                                                                          OF                  RESERVES AS
                                                                  SEPTEMBER 30, 1996              OF
                                             PRODUCING (P)/      ---------------------       SEPTEMBER 30,
                PROPERTIES                   DEVELOPMENT (D)     PROVEN       PROBABLE           1996
-------------------------------------------  ---------------     ------       --------       -------------
                                                                         (AMOUNTS IN THOUSANDS OF
                                                                           POUNDS OF U(3) 0(8))
Texas
  Kingsville Dome..........................         P            1,117          3,001             2,677
  Rosita...................................         P            1,865             --             1,212
  Vasquez..................................         D            2,248          1,439             2,397
  Alta Mesa................................         D            4,346          1,863             4,036
New Mexico
  Churchrock
    Section 8..............................         D            6,529             --             4,244
    Section 17.............................         D            3,451          4,992             5,488
    Mancos.................................         D            4,164             --             2,707
  Crownpoint...............................         D            30,758         8,201            25,323
                                                                 ------        ------            ------
         TOTALS............................                      54,478        19,496            48,083
                                                                 ======        ======            ======

     Unless indicated otherwise or the context otherwise requires (i) the references in the Prospectus to the "Company" refer to Uranium Resources, Inc. and each of its subsidiaries; (ii) references to the "Common Stock" refer to the Common Stock, par value $0.001 per share, of the Company; and (iii) reference to the "Offering" refers to the Shares being offered hereby. Terms not defined in the Summary are defined elsewhere herein or in the "Glossary of Certain Terms" appearing at the end of this Prospectus. As used herein, "Western World" is a uranium industry term referring to the countries from which statistics are available for the purpose of compilation of data relating to the industry, and generally refers to those countries outside the Republics of the Commonwealth of Independent States (the "CIS"), Eastern Europe and the Peoples Republic of China.

                                  RISK FACTORS

     Except for historical information contained in this Prospectus, the matters discussed herein contain forward-looking statements, including management's expectations regarding the Company's reserve base, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico and planned dates for commencement of production at such properties. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from management's expectations. Key factors impacting current and future operations of the Company include the factors discussed below.

     Prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus before making an investment in the Common Stock offered hereby.

CONTINUING SIGNIFICANT CAPITAL REQUIREMENTS

     An ISL mining operation requires a substantial amount of capital prior to the commencement of, and in connection with, production of uranium, including costs related to acquiring the rights to mine uranium, securing regulatory permits and licenses, exploration and definitional drilling to determine the underground configuration of the ore body, designing and constructing the uranium processing plant, drilling and developing in order to establish the infrastructure for the production wells for each wellfield and complying with financial surety requirements established by various regulatory agencies regarding the future restoration and reclamation activities for each property.

     Capital expenditures for the Company's two producing properties from October 1, 1996 through the end of 1997 are expected to be $13.3 million and $3.6 million during 1998. Capital expenditures (excluding bonding requirements) for the Company's development properties in South Texas are expected to be $7.3 million from October 1, 1996 through the end of 1997 and $10.2 million during 1998. Capital costs (excluding bonding requirements) for the Company's Churchrock property in New Mexico are expected to be $12.5 million from October 1, 1996 through the end of 1997 and $7.3 million during 1998. The Company expects to fund some of these capital requirements from cash flow from operations and the proceeds of this Offering. However, the majority of the capital requirements at these projects for 1997 and 1998 will require additional sources of capital. There can be no assurance that the Company will raise sufficient capital to fund these capital requirements. See "Business -- South Texas Producing Properties," "-- South Texas Development Properties" and "-- New Mexico Development Properties."

POTENTIAL ADVERSE EFFECT OF FEDERAL AND STATE REGULATIONS

     The development and production of uranium is subject to extensive governmental regulations that materially affect the economics of the Company's operations and the timing of project development. To produce uranium, the Company must secure and maintain multiple permits, obtain adequate water rights and comply with extensive federal, state and potential tribal regulations for environmental protection, including regulations relating to air and water quality, the prevention of groundwater contamination, the reclamation and restoration of wellfield aquifers and the treatment, transportation and disposal of liquid and/or byproduct material and solid wastes generated by the Company's uranium mining and processing activities. To date, the Company's operations have not been materially and adversely affected by the inability to obtain or maintain required permits or water rights, or by any groundwater contamination or the disposal of waste or byproduct material. However, should the Company be unable to obtain or maintain permits or water rights for development of its properties or otherwise fail to adequately handle future environmental issues, the Company's operations could be materially and adversely affected by expenditures or delays in the Company's ability to initiate or continue production at its properties.

     The Company must obtain all necessary permits from the appropriate governmental agency before it can commence production at any of its development properties. The Company's future production is highly dependent on its ability to bring these development properties into production. Applications for permitting of certain of these properties have been filed. There can be no assurances that all the necessary permits will be obtained or that such permits will be obtained in a timely manner. Any significant delays in obtaining the necessary permits could have a material adverse effect upon the Company and its developmental plans for these properties. See "Business -- The ISL Mining Process," "-- Environmental Considerations and Permitting; Water Rights,"
"-- South Texas Producing Properties," "-- South Texas Development Properties" and "-- New Mexico Development Properties."

     The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and anticipates that it will be required to continue to do so in the future. Although the Company believes its producing properties comply in all material respects with all relevant permits, licenses and regulations pertaining to worker health and safety as well as those pertaining to the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposal of wastes and byproduct material, the decommissioning, decontamination and reclamation of mining, milling, refining and conversion sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

     The Company is required to provide financial surety to state environmental agencies for plugging wells, groundwater restoration and site decommissioning, decontamination and reclamation. The Company estimates that its current decommissioning, decontamination and reclamation costs are approximately $3.7 million, which amount the Company has accrued as a liability on its financial statements. The Company satisfied its financial surety requirements imposed by environmental regulators with surety bonds totalling approximately $5.6 million at December 2, 1996, one-half of which is collateralized by the Company with cash. The Company anticipates that its future financial surety requirements will increase significantly as production from the Company's producing sites continues and as future development and production occurs at additional sites in Texas and New Mexico. The amount of the financial surety for each producing property is subject to annual review and revision by regulators. There can be no assurance that the Company will have sufficient capital to meet these future financial surety obligations. See "Business -- Reclamation Costs and Bonding Requirements."

RESERVE ESTIMATES

     While the uranium reserve estimates of the Company have been affirmed and verified by Douglas, such uranium reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable; and there can be no assurance that the indicated level of recoveries will be realized. Should the Company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, uranium reserve estimates may have to be adjusted and mining plans may have to be altered in a way that could adversely affect the Company's operations. Moreover, short-term operating factors relating to the uranium reserves, such as the need for sequential development of ore bodies and the processing of new or different uranium grades, may adversely affect the Company's profitability in any particular accounting period. See "Business -- Reserves."

NEED TO REPLACE RESERVES

     The Company's producing uranium mines are, in general, characterized by a series of individual wellfields that produce at differing declining production rates. Each wellfield's production decline rate depends on ore reserve characteristics, and, in the case of the Company, varies from a steep decline rate of six months, to a relatively slow production decline rate of eighteen months. The Company's future uranium reserves and production, and therefore cash flow and income, are highly dependent upon the Company's level of success in exploiting its current reserves and acquiring or developing additional reserves. Reserves at the Company's currently producing sites are expected to be depleted in 1999, although there is the potential for developing additional wellfields at Kingsville Dome. There can be no assurance that the Company's development properties will be placed into production or that the Company will be able to continue to find and develop or acquire additional reserves.

COMPETITION

     There is global competition in the uranium industry for mineral properties, capital, customers and the employment and retention of qualified personnel. In the production and marketing of uranium concentrates there are approximately 15 major uranium-producing entities, some of which are government controlled and some of which are significantly larger and better capitalized than the Company.

     The Company competes with larger producers in Canada, Australia and Africa, as well as with other U.S. ISL producers of uranium and other producers that recover uranium as a by-product of other mineral recovery processes. The Company also expects to compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of U.S. and Russian nuclear weapons and sold in the market by the United States Enrichment Corporation and/or the United States Department of Energy, as well as from imports to the United States of uranium from the CIS. See "Business -- Uranium Prices," "The Uranium Industry -- Competition," and "-- Supply and Demand." The amount of uranium produced by competitors or imported into the United States may have a material impact on uranium prices.

URANIUM PRICE VOLATILITY

     The Company's earnings are dependent on the price of uranium, which is determined primarily by global supply and demand and by the relationship of that price to the Company's costs of production. Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Company's control, including the demand for nuclear power, political and economic conditions, and governmental legislation in uranium producing and consuming countries and production levels and costs of production of other producing companies. Certain of the Company's current long- and medium-term contracts have pricing mechanisms related to spot market prices. In recent years, prior to 1996, imports of uranium, including imports of uranium from the CIS, have resulted in significant downward pressure on uranium prices. See "The Uranium Industry -- Supply and Demand."

     The spot market price for uranium has strengthened appreciably since January 1995. Prices have risen from $9.65 per pound as of January 31, 1995 to $16.50 per pound as of May 31, 1996. The spot price as of November 30, 1996 was $14.90 per pound. While the current spot prices of uranium have increased to levels which exceed the Company's cost of uranium production, there is no assurance that such price level will continue to rise or remain at the current level. See "The Uranium Industry -- Uranium Prices and Competition."

URANIUM CONTRACTS PROFITABILITY

     As of September 30, 1996, the Company had contracts for delivery of an estimated 4.7 million pounds of uranium (exclusive of 270,000 pounds of Russian uranium sales made pursuant to the matched sales program) to domestic utilities from October 1, 1996 through 2002. Profitability to the Company on these deliveries will depend on the cost of producing uranium at the Company's mining properties, the Company's ability to produce uranium to meet its sales commitments and the spot market price of uranium.

LIMITED MARKET; DEPENDENCE ON A FEW CUSTOMERS

     The Company's primary source of revenue is derived from its sale of uranium to U.S. nuclear power plants. Uranium's only current commercial use is as fuel for nuclear powered reactors. Accordingly, the Company's present and potential customers are electric utilities that operate nuclear power plants. The United States is the world's largest producer of nuclear-generated electricity. There are currently 109 nuclear units in the U.S. which generated approximately 22.5% of the country's total electricity in 1995. Currently, there are no new nuclear power plants under construction in the U.S. As of December 31, 1995, there were 363 nuclear power plants in the Western World, with 32 power plants being constructed in parts of the world other than the U.S. There can be no assurance that the Company can continue to compete successfully for such customers.

     A significant portion of the Company's contracted sales of uranium from October 1, 1996 through December 31, 2002 are represented by nine long-term contracts with eight different customers, three of which represent 26%, 15% and 13% of sales for the nine months ended September 30, 1996 and four of which represented 23%, 14%, 10% and 10% of sales for the year ended December 31, 1995. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION FROM ALTERNATIVE ENERGY SOURCES AND PUBLIC ACCEPTANCE OF NUCLEAR ENERGY

     Nuclear energy competes with other sources of energy, including oil and gas, coal and hydro-electricity. These alternative energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, gas, coal and hydro-electricity for an extended period of time, as well as the possibility of developing in the future other low cost sources for energy, have made and could continue to make nuclear power a less attractive fuel source for the generation of electricity, thus resulting in lower demand for uranium. Furthermore, the growth of the uranium and nuclear power industry beyond or maintenance at its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which have and could continue to have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

POTENTIAL CLAIMS ARISING FROM THE BENTON BANKRUPTCY

     During 1994, the Company encountered liquidity problems that resulted in the Company entering into certain transactions with companies controlled by Oren
L. Benton (the "Benton Companies"). On February 23, 1995, Benton and various of the Benton Companies filed for protection under Chapter 11 of the Federal Bankruptcy Code (the "Benton Bankruptcy"). The Benton Bankruptcy could cause a review of certain transactions entered into by the Company with the Benton Companies. Such a review could potentially result in claims against the Company that could have a material adverse affect on the Company. The Company is unable to assess what adverse consequences, if any, might result from such review.

QUARTERLY FLUCTUATIONS IN EARNINGS

     Revenues, earnings from operations and net income for the Company can fluctuate significantly on a quarter to quarter basis during the year because of the timing of deliveries requested by its utility customers. Accordingly, operating results for any quarter or year-to-date period are not necessarily comparable and may not be indicative of the results which may be expected for future quarters or the entire year.

POTENTIAL ADVERSE IMPACT OF LOSS OF KEY PERSONNEL

     Certain of the Company's employees have significant experience in the uranium ISL mining industry. The number of individuals with ISL experience is small. The continued success of the Company is dependent upon the efforts of these key individuals, and the loss of any one or more of such persons' services could have a material adverse effect on the Company's business operations and prospects. The Company has not entered into employment contracts with or purchased key man life insurance for any of these individuals.

MINING RISKS AND INSURANCE

     The business of uranium mining generally is subject to a number of risks and hazards, including environmental hazards, industrial accidents, flooding, interruptions due to weather conditions and other acts of nature. Such risks could result in damage to or destruction of the Company's wellfield infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing the Company monetary losses and possible legal liability. While the Company maintains, and intends to continue to maintain, liability, property damage and other insurance consistent with industry practice, no assurance can be given that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability.

LIMITED PUBLIC FLOAT AND TRADING VOLUME OF COMMON STOCK

     As of September 30, 1996, approximately 78.3% (6,899,518 shares) of the Company's outstanding Common Stock was freely transferable without restriction in the United States. For the nine months ended September 30, 1996, the average weekly volume of trading of the Common Stock on the Nasdaq National Market was 85,666 shares. The thinly traded nature of the Company's Common Stock could result in significant adverse fluctuations in the per share price if large blocks of Common Stock were offered for sale in the trading markets.

CONTROL BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

     Lindner Growth Fund, the Lindner Dividend Fund, and Lindner Investments (on behalf of Lindner Bulwark Fund ("Bulwark")) (collectively, the "Lindner Group") are separate series of Lindner Investments, a Massachusetts business trust that is a registered investment company, and may be deemed collectively to be a controlling stockholder and an affiliate of the Company. The Lindner Group is managed by Ryback Management Corporation ("Ryback"), an investment adviser. Ryback has discretionary authority over the shares owned beneficially by the Lindner Group, including the power to vote and dispose of such shares. Ryback also manages the accounts of third parties other than the Lindner Group who own beneficially 250,000 outstanding shares of the Company's common stock, over which Ryback has discretionary authority to vote and dispose of such shares.

     The Lindner Group owns an aggregate of 1,650,525 shares of the outstanding Common Stock or 18.7% of the outstanding Common Stock (16.2% after giving effect to the sale of the minimum number of Shares pursuant to this Offering) and has the right to acquire an additional 1,500,000 shares upon conversion of certain convertible debt and 1,000,000 shares upon the exercise of certain outstanding warrants. Assuming the convertible debt is fully converted and the warrants are fully exercised, the Lindner Group would own 4,150,525 shares or 36.7% of the outstanding Common Stock (32.6% after giving effect to the sale of the minimum number of Shares pursuant to this Offering). In addition, the Lindner Group has the right to nominate two individuals for election to the Company's Board of Directors.

     Executive officers and directors of the Company own approximately 5.5% of the outstanding Common Stock (4.8% after giving effect to the sale of the minimum number of Shares pursuant to this Offering). The Company's Option Plans provide for the acceleration of the vesting and exercisability of stock options thereunder under certain circumstances, including in the event of a change in control of the Company. In the event all such options were exercised by the Company's executive officers and directors, the Company's executive officers and directors would beneficially own approximately 16.2% of the Common Stock (14.2% after giving effect to the sale of the minimum number of Shares pursuant to this Offering). Assuming the conversion of the convertible debt and the exercise of all outstanding stock options and warrants, the Company's executive officers and directors, together with the Lindner Group, would beneficially own 46.3% of the Common Stock (41.6% after giving effect to the sale of the minimum number of Shares pursuant to this Offering) and, therefore, could exercise substantial influence over the Company's affairs, which may have an anti-takeover effect. If the acquisition of properties from Santa Fe is consummated, Santa Fe will own 1,200,000 shares of Common Stock or 10.5% of the outstanding Common Stock after giving effect to the sale of the minimum number of Shares pursuant to the Offering. Such ownership by the Company's principal shareholders, executive officers and directors may have the effect of delaying, deferring, preventing or facilitating a change in control of the Company.

DELAWARE ANTI-TAKEOVER LAWS

     The Company is subject to Delaware statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company, which may hinder or delay a change of control in the Company and may have an anti-takeover effect. Such statutes may have the effect of delaying or making a change of the control of the Company more difficult to effect. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this Offering may adversely affect the prevailing market price of Common Stock and may impair the Company's ability to raise additional capital by the sale of its equity securities. The Company will have 10,213,027 shares of Common Stock outstanding immediately following the Offering (assuming the sale of the minimum number of Shares pursuant to the Offering), of which 486,850 shares will be held by executive officers and directors of the Company. Approximately 8,299,518 shares will be freely transferable without restriction in the United States. The Company believes that the balance of such shares (approximately 1,913,509 shares) will be freely transferable without restriction in the United States subject to compliance with the provisions of Rule 144 under the Securities Act.

     In addition, approximately 893,441 shares of Common Stock are reserved for issuance upon the exercise of outstanding options granted under the Company's Option Plans; 350,000 shares of Common Stock may be issued upon the exercise of the Non-Plan Options; 1,052,000 shares of Common Stock may be issued upon the exercise of currently outstanding warrants; and 1,500,000 shares of Common Stock may be issued upon the conversion of the convertible debt. The resale of all 3,795,441 of the foregoing shares are covered by current registration statements or are subject to the rights of the holders of the warrants or options to demand registration upon the exercise of such warrants or options. The holders of the convertible debt and of the warrants covering 1,000,000 shares also have piggyback registration rights.

     The Company's directors and executive officers, Ryback and the Lindner Group have agreed that for a period of 90 days from the date of this Prospectus they will not, without the prior written consent of EVEREN Securities, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares offered hereby are estimated to be approximately $10.5 million assuming the sale of the minimum number of Shares in this Offering and $12.8 million assuming the sale of the maximum number of Shares in this Offering, based upon an assumed public offering price of $8 3/8 per Share, after deducting the Placement Agent's fee of 7% and estimated expenses of the Offering. The Company estimates that it will use the net proceeds from the Offering to:

                                                                  MINIMUM     MAXIMUM
                                                                  -------     -------
                                                                    (IN THOUSANDS)
    Capital expenditures(1).....................................  $ 2,224     $ 4,561
    Repay note..................................................    4,000       4,000
    Pay production payment obligation...........................      730         730
    Working capital.............................................    3,500       3,500
                                                                  -------     -------
              Net proceeds......................................  $10,454     $12,791
                                                                  =======     =======

(1) Amounts for capital expenditures will be allocated among the Company's producing and development properties based upon the timing of the issuance of regulatory permits, and are anticipated to be expended in 1997.

     Pending such uses, the Company will invest the net proceeds of the Offering in commercial paper, bankers' acceptances and other short-term, investment-grade securities.

     Although the estimates set forth above represent the Company's best estimate of the intended use of proceeds from the Offering, the timing and amount of funds required for specific uses by the Company cannot be precisely determined. The use of proceeds from the Offering is subject to change based on competitive conditions, unanticipated costs of expansion and unexpected requirements in developing and operating the Company's projects. The rate of the Company's progress in developing its projects, the timing of regulatory action, the availability of alternate methods of financing and other factors will affect the allocation and timing of the Company's use of proceeds from the Offering.

                                 CAPITALIZATION

     The following table sets forth the actual consolidated capitalization of the Company at September 30, 1996 and as adjusted to give effect to the sale of the minimum number and the maximum number of Shares offered hereby and the anticipated application by the Company of the estimated net proceeds therefrom, based on an assumed public offering price of $8 3/8 per share. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and other financial information incorporated herein by reference.

                                                                             SEPTEMBER 30, 1996
                                                                        -----------------------------
                                                                                     AS ADJUSTED(1)
                                                                                   ------------------
                                                                        ACTUAL     MINIMUM    MAXIMUM
                                                                        -------    -------    -------
                                                                               (IN THOUSANDS)
Long-term debt (including current portion)............................  $ 7,257    $ 2,527    $ 2,527
Short-term notes......................................................    5,944      1,944      1,944
Shareholders' equity:
  Common stock, $0.001 par value per share, 25,000,000 shares authorized 8,813,027 shares issued and outstanding, 10,213,027 and
    10,513,027 shares issued and outstanding, as adjusted for the
    minimum and maximum respectively(2)...............................        9         10         11
Paid-in capital.......................................................   18,259     28,712     31,048
Retained earnings.....................................................   12,743     12,743     12,743
Less: Treasury stock (152,500 shares), at cost........................       (9)        (9)        (9)
                                                                        -------    -------    -------
         Total shareholders' equity...................................   31,002     41,456     43,793
                                                                        -------    -------    -------
             Total capitalization.....................................  $44,203    $45,927    $48,264
                                                                        =======    =======    =======

---------------

(1) Assumes net proceeds of $10.5 million if the minimum number of Shares are sold in this Offering and $12.8 million if the maximum number of Shares are sold in this Offering, after deducting the Placement Agent's fee of 7% and offering expenses estimated at $450,000.

(2) Outstanding shares exclude (i) 893,441 shares reserved for future issuance upon the exercise of currently outstanding options granted under the Company's Option Plans, (ii) 350,000 shares reserved for future issuance upon the exercise of the Non-Plan Options, (iii) 1,052,000 shares reserved for future issuance upon the exercise of currently outstanding warrants, and
    (iv) 1,500,000 shares reserved for future issuance upon the conversion of the convertible debt. See "Description of Capital Stock" and "Risk
    Factors -- Shares Eligible for Future Sale."

                              THE URANIUM INDUSTRY

GENERAL

     The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. According to the Uranium Institute ("UI"), nuclear plants generated approximately 17% of the world's electricity in 1995, up from less than 2% in 1970. According to the Uranium Institute, through the year 2000 nuclear generating capacity is expected to grow at 1% per annum, primarily as a result of new reactor construction outside the United States and increased efficiencies of existing reactors.

     As of December 31, 1995 there were 363 nuclear reactors operating in the Western World, 109 of which are in the United States, and another 32 under construction outside of the United States. Uranium consumption by Western World commercial reactors increased from about 60 million pounds in 1981 to approximately 129 million pounds in 1995. Western World consumption is estimated to reach approximately 135 to 150 million pounds by 2001.

SUPPLY AND DEMAND

     1995 was a transition year in the uranium market place, signaling the end of a ten year period of significantly depressed product prices. There is no single event that caused this long-anticipated correction. It is the result of numerous factors working in concert over a ten-year period that finally re-established the move toward market equilibrium.

     From the early 1970's through 1980, the Western World uranium industry was characterized by increasing uranium production fueled by overly optimistic projections of nuclear power growth. From 1970 to 1985, production exceeded consumption by approximately 500 million pounds. By the end of 1985 enough inventory had been amassed to fuel Western World reactor needs for over five years. In response, sales of excess inventory followed and prices plummeted from highs above $40 per pound in 1979 to below $8 per pound in 1992. As prices fell, Western World production declined dramatically from a high of 115 million pounds in 1980 to a low of 57 million pounds by 1994. Since 1985, consumption of uranium in the Western World has exceeded Western World production by over 400 million pounds. In 1995, consumption of uranium in the Western World was 129 million pounds, nearly double the production of 66 million pounds by Western World producers. Accordingly, by the end of 1995, excess inventory levels in the Western World (inventory in excess of preferred levels) had been reduced to less than two years of forward reactor requirements, and excess inventories in the U.S. had been reduced to less than one year of projected forward requirements.

     Countering the drawdown of Western World inventories and contributing directly to the downturn of market prices was the importation, starting in 1989, of uranium from the CIS, and to a lesser extent, from Eastern Europe and mainland China. As the result of an anti-dumping suit in 1991 by the U.S. ("CIS Anti-dumping Suit") against some republics of the CIS, suspension agreements were signed with six CIS republics (Russia, Ukraine, Kazakhstan, Uzbekistan, Kyrgzstan and Tajikistan) in October 1992, which applied price related volume quotas to CIS uranium permitted to be imported into the U.S.

     The Russian Suspension Agreement was amended in March 1994 allowing for up to 43 million pounds of Russian uranium to be imported into the U.S. over the 10 years beginning March 1994, but only if it is matched with an equal volume of new U.S. production. Based on U.S. consumption for the 1994-2003 period (as reported or projected by the Department of Energy), the matched volumes could account for up to 18% of the supply to the U.S. market during this period.

     In 1995 the Republics of Kazakhstan and Uzbekistan concluded negotiations to amend their respective suspension agreements. Both amendments lowered initial prices relating to their respective import quotas allowing imports to occur. Additionally, the amendments require that uranium mined in those Republics and enriched in another country for importation in the U.S. will count against their respective quotas. The Uzbekistan amendment replaces the price-tied quota system with one based upon U.S. production rates after October 1997. As U.S. rates increase, additional imports from Uzbekistan are allowed.

     Although these amendments to the suspension agreements may increase the supply of uranium to the U.S. market, they provide increased predictability concerning CIS imports into the U.S. Due to declining production levels in the CIS republics, uranium from these sources has recently been difficult to obtain. Consequently, the market impact of CIS primary production may be diminishing.

     In January 1994, the U.S. and Russia entered into an agreement (the "Russian HEU Agreement") to convert highly enriched uranium ("HEU"), derived from dismantling nuclear weapons, into low enriched uranium ("LEU") suitable for use in nuclear power plants. At a projected maximum conversion rate for HEU and LEU, approximately 24 million pounds of uranium will be available to Western World markets, meeting up to 18% of annual requirements by 2001.

     In 1996 the U.S. Congress passed legislation in compliance with the suspension agreements which allows the converted HEU material to be sold in the U.S. marketplace at an annual rate not to exceed 2 million pounds in 1998, increasing gradually to 20 million pounds in 2009. At this maximum rate, HEU material could supply approximately 40% of annual U.S. reactor requirements projected for 2009. In addition, an uncertain amount of HEU material is allowed to be used in the U.S. for the overfeeding of enrichment facilities and as a source of Russian uranium for matching sales.

     Industry analysts expect annual Western World consumption to increase to between 135 and 150 million pounds by 2001. The Company estimates that between 30 and 40 million pounds of this demand could be filled by a combination of government stockpiles (including converted Russian and U.S. HEU) and imports from CIS republics and former East Bloc countries. To achieve market equilibrium by 2001 primary production in the Western World will need to supply between 95 and 120 million pounds on an annual basis subject to some adjustment for any remaining inventory drawdown and limited uranium reprocessing. Production from existing facilities in the Western World, however, is projected to decline from current levels to approximately 57 million pounds by 2001 as reserves are depleted. New production therefore will have to be brought online to fill a potential annual gap of between 38 and 63 million pounds. While current price levels may sustain 1995 production levels, the Company believes that higher prices will be needed to support the required investment in new higher cost production as lower cost production reserves are depleted.

     The following table shows U.S. production and Western World production and consumption for the years presented.

                   PRODUCTION AND CONSUMPTION OF U(3) O(8)(1)
                           (WESTERN WORLD COUNTRIES)
                  (AMOUNTS IN MILLIONS OF POUNDS OF U(3) 0(8))

                                                                                 TOTAL
                                                                                WESTERN      TOTAL WESTERN
                                                  TOTAL U.S.    TOTAL U.S.       WORLD           WORLD
                      YEAR                        PRODUCTION    CONSUMPTION    PRODUCTION     CONSUMPTION
------------------------------------------------  ----------    -----------    ----------    -------------
1979............................................     37.5           20.5           99.7              46.6
1980............................................     43.7           18.8          115.0              41.0
1981............................................     38.5           24.1          114.9              59.9
1982............................................     26.9           24.3          107.8              69.8
1983............................................     21.2           28.7           96.2              76.6
1984............................................     14.9           27.0          101.0              78.4
1985............................................     11.3           33.7           90.7              91.1
1986............................................     13.5           34.9           96.7              97.9
1987............................................     13.0           33.7           92.2              93.8
1988............................................     13.1           39.9           95.5             108.2
1989............................................     13.8           38.0           89.0             104.3
1990............................................      8.9           44.2           73.8             114.0
1991............................................      8.0           44.8           70.0             128.4
1992............................................      5.6           45.2           60.9             123.3
1993............................................      3.1           44.2           57.2             130.8
1994............................................      3.4           40.4           57.8             135.7
1995............................................      6.0           51.1           66.0             128.6
1996 (est.).....................................      7.2           45.3           72.9       134.9-143.1

---------------

(1) Source: Industry -- various publications of Department of Energy/Energy Information Administration ("DOE/EIA"), Trade Tech, UxCo and the Uranium Institute.

URANIUM PRICES

     Spot prices reflect the price at which uranium may be purchased for delivery within one year. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, then declining to a low of $7.25 per pound in October 1991. The spot price per pound as of November 30, 1996 was $14.90.

     The following graph shows spot prices per pound from 1978 to November 30, 1996, as reported by Trade Tech.

                 AVERAGE ANNUAL SPOT PRICE PER POUND OF URANIUM

                                                   1996 SPOT
                                                     PRICE
                                                 REFLECTS THE
                                                    AVERAGE
                                                    THROUGH
                      MEASUREMENT PERIOD          NOVEMBER 30,
                    (FISCAL YEAR COVERED)            1996
                    ---------------------         -----------
                            1978                     43.23
                            1979                     42.57
                            1980                     31.79
                            1981                     24.19
                            1982                     19.90
                            1983                     22.98
                            1984                     17.27
                            1985                     15.60
                            1986                     17.00
                            1987                     16.78
                            1988                     14.55
                            1989                     10.00
                            1990                      9.76
                            1991                      8.70
                            1992                      8.53
                            1993                      9.98
                            1994                      9.33
                            1995                     11.46
                            1996                     15.66

---------------

(1) All prices beginning in 1993 represent the nonrestricted origin U(3)O(8) deliveries available to U.S. utilities. Trade Tech began reporting a two-tier price structure soon after the United States and certain Republics of the CIS agreed to import restrictions on uranium produced. The foregoing prices reflect those prices available to U.S. utility consumers.

COMPETITION

     The Company markets uranium to utilities in direct competition with supplies available from various sources worldwide. The Company competes primarily on the basis of price. The Company estimates that for 1996 its uranium production will be approximately 20% of the total U.S. production and approximately 2% of the total Western World production.

     According to the Uranium Institute, in 1995, six companies, Cameco Corporation, Compagnie Generales des Matieres Nucleaires, Energy Resources of Australia Ltd., the RTZ Corporation PLC, Uranerzbergbau-GmbH and WMC Limited, produced almost 70% of total Western World output. Virtually all of Western World production was from only eight nations: Canada, Niger, Australia, Namibia, South Africa, United States, France and Gabon. In 1989 the CIS and mainland China began to supply significant quantities of uranium annually into Western World markets.

                                    BUSINESS

GENERAL

     Uranium Resources, Inc., a Delaware corporation (the "Company"), was formed in 1977 to acquire, explore and develop properties for the mining of uranium in the United States using the ISL process. The Company is recognized as a leader in the field of ISL mining.

     In the ISL process, groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium which is shipped to conversion facilities for sale to the Company's customers. The ISL process is generally a more cost effective and environmentally benign mining method than conventional mining techniques.

     From March 1988 until September 1990 the Company produced a total of approximately 1.5 million pounds of uranium from its Kingsville Dome property in South Texas, and from October 1990 through March 1992 it produced a total of approximately 1.1 million pounds of uranium from its Rosita property also located in South Texas. The Kingsville Dome property was shut-in in September 1990 and the Rosita property in March 1992 due to the decline in the uranium spot market price to below the Company's production costs.

     Generally, the Company sells uranium to electric utilities under long-term contracts that provide for minimum prices which escalate with inflation. See "-- Marketing Strategy/Uranium Sales Contracts." From 1988 through March 1992 the Company's production of uranium from the Kingsville Dome and Rosita facilities provided a portion of the uranium inventory required for such sales while these sites were producing. The Company has also purchased a significant amount of uranium through a combination of long-term and spot contracts to satisfy its obligations under such contracts. From 1993 through June 1995 such uranium purchases comprised the major source for the Company's uranium deliveries.

     In anticipation of the firming and increase in the spot price of uranium, in mid 1994 the Company began plans for the resumption of production at its Rosita and Kingsville Dome properties. The spot price of uranium increased from $9.25 per pound as of July 31, 1994, to $11.80 per pound as of May 31, 1995. In June 1995 production was recommenced at the Rosita property and preproduction activities were begun at the Kingsville Dome property with production established in March 1996. Since the reestablishment of production and through September 1996 the Company has produced approximately 1.0 million pounds from Rosita and 590,000 pounds from Kingsville Dome at average production costs of $10.40 and $11.80 per pound, respectively.

     These production and cost levels establish the Company as the largest and one of the lowest cost producers of uranium concentrates in the United States. It is the only publicly-owned uranium production company in the United States whose activities exclusively involve the commercial ISL production of uranium.

     As of September 30, 1996, the Company had 157 employees, including its professional staff consisting of ten geologists, six engineers, one chemist, two landmen and two certified public accountants. To support its production, exploration and permitting activities, the Company maintains regional offices in Corpus Christi, Texas and in Albuquerque, New Mexico, and field offices at the Kingsville Dome site, the Rosita site and in Crownpoint, New Mexico.

BUSINESS STRATEGY

     During 1995, the Company developed and began the implementation of a multi-phase strategy to exploit its existing production base and technical expertise and to identify, acquire, permit and develop additional ISL amenable uranium properties that will allow the Company to be a significant uranium producer in the Western World. The Company is implementing its strategy through
(i) resuming production at its existing production sites; (ii) making capital expenditures for property exploration, acquisition and development; (iii) permitting additional development sites, which are targeted to commence production during 1998; and (iv) reviewing opportunities to sell uranium outside the United States.

     After ceasing uranium production in the early 1990s because of depressed market prices, the Company resumed production at Rosita and Kingsville Dome in June 1995 and March 1996, respectively. During the period the Company was not producing uranium, it was able to purchase uranium to fulfill its existing contracts at a price lower than its cost of production. For the nine months ended September 30, 1996, the Company produced approximately 1.0 million pounds of uranium at an average cost of $11.37 per pound. This production enabled the Company to take advantage of the significant imbalance between the annual level of uranium production and consumption in the Western World and the recent rise in the spot market price for uranium which at $14.90 per pound as of November 30, 1996 was up approximately 54% over the spot price of $9.65 per pound as of January 31, 1995. The Company estimates that for 1996, its uranium production will be approximately 20% of the total U.S. production and approximately 2% of the total Western World production.

     In June 1996, the Company acquired for $4 million (of which $1 million is recoverable against one-half of future royalties) a mineral lease on the Alta Mesa properties located in South Texas which are estimated by the Company to contain 6.2 million pounds of in-place proven and probable uranium reserves (estimated 4.0 million pounds recoverable). In November 1996 the Company entered into a letter of intent with Santa Fe Pacific Gold Corporation ("Santa Fe") pursuant to which the Company would acquire for exploration and development potential certain uranium mineral interests covering approximately 500,000 acres in northwestern New Mexico in exchange for 1.2 million shares of the Company's Common Stock and a commitment to expend certain amounts on exploration. Approximately one-third of this acreage comprises uranium mineral rights and the remaining acreage comprises exploration rights with rights to purchase and develop any uranium mineral interests found. Included in the purchase is an existing royalty obligation from the Company to Santa Fe on certain properties currently under lease from Santa Fe. Consummation of the transaction is subject to approval of the Board of Directors of both companies, certain regulatory matters and the preparation of definitive documentation. However, there can be no assurance that the parties will consummate this transaction.

     The Company has two development projects in South Texas, Vasquez and Alta Mesa, both targeted to commence production in 1998. The Company also has three development projects in two districts in New Mexico, the Churchrock district and the Crownpoint district. Churchrock is targeted to commence production in 1998. Permitting is in process at all such projects. Commencement of production at these properties is subject to timely permitting and the availability of capital.

     When Alta Mesa, Vasquez and Churchrock reach full production, the Company expects that, based on planned production rates, its total annual production capacity from these operations plus Kingsville Dome will approximate 4.0 million pounds.

MARKETING STRATEGY/URANIUM SALES CONTRACTS

     The Company is aggressively developing a portfolio of sales contracts in support of its production expansion goals. Long term contracts are a primary focus of the Company. Spot sales will be utilized to manage inventories and optimize revenues. The Company intends to use matched sales in amounts equal to its available quotas through 2003 to maximize profitability. All contracts together will result in a portfolio that is targeted to provide upside market price participation while limiting down-side price risk.

     As of September 30, 1996, based on prices escalated in accordance with the contract terms through that date, the Company had long-term contracts for approximately $73,778,000 of future sales for deliveries through 2002, as compared with contracts for approximately $37,824,000 as of December 31, 1995, based on prices escalated in accordance with contract terms through that date, in each case excluding the revenue related to the sale of Russian uranium under the matched sale program. The Company has contracts that have a market-related price, with a price ceiling and price floor subject to escalation for between 80%-100% of future inflation. The Company also has contracts with fixed prices which are also subject to escalation for between 80%-100% of future inflation. One other contract is based upon 99% of market price without a floor or a ceiling.

     The following table provides information concerning the Company's long term sales contracts from October 1, 1996 through 2002 (excluding the delivery of Russian uranium) with prices escalated through September 30, 1996 and using the September 30, 1996 spot price of uranium of $15.90 per pound for the market price related contracts:

                                              OCT 1996
                                              THRU 1997    1998      1999      2000     2001     2002     TOTAL
                                              ---------   -------   -------   ------   ------   ------   -------
Number of customers.........................         8          7         4        3        2        1       N/A
Total long-term contracted deliveries
  (thousands of pounds).....................     1,450      1,375       684      565      465      150     4,689
Total sales (thousands).....................   $23,112    $21,678   $10,799   $8,789   $7,200   $2,200   $73,778
Average minimum sales price
  per pound.................................   $ 15.94    $ 15.77   $ 15.78   $15.57   $15.50   $14.67   $ 15.74

     For deliveries in periods subsequent to 1997, certain buyers have the option to adjust deliveries between 10% to 20%. In general, except for the options of the buyers to decrease deliveries by a specified percentage, and except for force majeure events, the buyers either must take delivery and pay for the entire amount contracted for or, if delivery is refused on any portion of the contract, pay to the Company the difference between the minimum contract price and the amount received by the Company upon the sale of the uranium to a third party. Certain of the contracts also provide the buyer with options to renew beyond the periods reflected in the table.

     Should any of the Company's customers be unable to perform its obligations to purchase and pay for the uranium because of force majeure or otherwise, this could have a material adverse effect on the Company's results of operations if the Company would not be able to sell such material under another long-term contract or in a spot market sale.

     A significant portion of the Company's contracted sales of uranium from October 1, 1996 through December 31, 2002 are represented by nine long-term contracts with eight different customers, three of which represent 26%, 15% and 13% of sales for the nine months ended September 30, 1996 and four of which represented 23%, 14%, 10% and 10% of sales for the year ended December 31, 1995.

     As of September 30, 1996, the Company had two outstanding long-term purchase contracts for Russian origin uranium totalling 270,000 pounds with deliveries from October 1996 through 1998. These contracts have a price escalation factor related to future inflation.

RESERVES

     The following table sets forth the Company's total in-place proven and probable uranium reserves as of September 30, 1996. The reserves are based on an estimated 65% recovery factor, certain cut-off grades and a price of $16 per pound. The Company's estimates of reserves have been affirmed and verified by Douglas, who are experts in uranium mining, geology and ore reserve determination and are included herein in reliance on such firm as experts in such matters. See "Experts."

                                                                IN-PLACE RESERVES         RECOVERABLE
                                                                      AS OF               RESERVES AS
                                                                SEPTEMBER 30, 1996       OF SEPTEMBER
                                             PRODUCING(P)/     --------------------           30,
                  PROPERTIES                 DEVELOPMENT(D)    PROVEN      PROBABLE          1996
    ---------------------------------------  --------------    ------      --------      -------------
                                                                      (AMOUNTS IN THOUSANDS OF
                                                                        POUNDS OF U(3) O(8))
    Texas
      Kingsville Dome......................         P          1,117         3,001            2,677
      Rosita...............................         P          1,865            --            1,212
      Vasquez..............................         D          2,248         1,439            2,397
      Alta Mesa............................         D          4,346         1,863            4,036
    New Mexico
      Churchrock
        Section 8..........................         D          6,529            --            4,244
        Section 17.........................         D          3,451         4,992            5,488
        Mancos.............................         D          4,164            --            2,707
      Crownpoint...........................         D          30,758        8,201           25,323
                                                               ------      --------      -------------
             TOTALS........................                    54,478       19,496           48,083
                                                               =======     ========      =============

THE ISL MINING PROCESS

     The ISL mining process, a form of solution mining, differs dramatically from conventional mining techniques. The ISL technique avoids the movement and milling of significant quantities of rock and ore as well as mill tailings waste associated with more traditional mining methods and generally results in a more cost-effective and more environmentally-benign extraction operation in comparison to conventional uranium mining. Historically, the majority of U.S. uranium production resulted from either open pit surface mines or underground shaft operations. These conventional mining methods are, in many cases, capital and labor intensive and are not cost competitive with the majority of non-U.S. conventional producers. To the Company's knowledge, there are no conventional U.S. producers today.

     The ISL process was first tested for the production of uranium in the mid-1960's and was first applied to a commercial-scale project in 1975 in South Texas. The ISL process had become well established in the South Texas uranium district by the late 1970's, where it was employed in connection with approximately twenty commercial projects, including two operated by the Company.

     In the ISL process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where the uranium is removed from the solution and processed to a dried form of uranium which is shipped to conversion facilities for sale to the Company's customers.

     An ISL project involves several major components:

     ORE BODY EVALUATION

     Ore bodies which are currently being mined by the ISL process are associated with groundwater saturated permeable sandstone formations located between 100 and 2,000 feet below the surface. The uranium ore is deposited in a roll front configuration where the groundwater passing through the sandstone passes from a natural environment which is oxidizing to a naturally occurring reducing environment. This change causes the dissolved uranium in the groundwater to become insoluble, and it then attaches to the grains of the sandstone. Some important factors in evaluating an ore body for the ISL process are permeability, the thickness of the ore zone, depth, size, grade of ore, shape of the ore body, nature of uranium mineralization, host rock mineralogy, and the hydrology. These factors are important in determining the design of the wellfield, the type and flow of the leaching solution, and the nature of the surface ISL facilities.

     WELLFIELD DESIGN

     The wellfield is the mechanism by which the leaching solution, or lixiviant, is circulated through the ore body. The wellfield consists of a series of injection, production (extraction) and monitoring wells drilled in specified patterns. These patterns will vary primarily with the configuration of the ore and the hydrologic characteristics of each deposit. Determining the wellfield pattern is crucial to minimizing costs and maximizing efficiencies of production. Injection and production wells vary in diameter from four to six inches. Generally, these wells are drilled down to the bottom of the ore zone (through which the lixiviant must be circulated to achieve production). Injection and production wells are cased with polyvinyl chloride ("PVC") or fiberglass casings which are cemented in place from the bottom of the ore zone to the surface. The wells are then completed into the ore zone.

     LIXIVIANT CHEMISTRY

     The lixiviant, consisting of native groundwater fortified with an oxidant and an anionic complexing agent, is introduced via the injection wells to the ore bearing aquifer. The oxidant (gaseous oxygen) changes the uranium valence state making the uranium soluble in the lixiviant. The lixiviant (sodium bicarbonate) complexes the original uranium to a soluble ion, uranyl dicarbonate, which dissolves the uranium. The dissolved uranium then flows to the surface with the lixiviant fluid which is circulated through the ore body until economic recovery is achieved.

     URANIUM RECOVERY PROCESS

     The uranium recovery process consists of a lixiviant circuit, an elution/precipitation circuit and a drying and packaging process. The lixiviant circuit flows from the ore body, where the uranium is dissolved. The lixiviant stream is then circulated to an ion exchange column on the surface where uranium is extracted from the lixiviant by absorption onto the resin beads of the ion exchange columns. The lixiviant is then refortified and reinjected into the ore body. When the ion exchange column's resin beads are loaded with uranium, the column is removed and placed into the elution circuit where the uranium is flushed with a salt water solution which precipitates the uranium from the beads. This leaves the uranium in a slurry, which is then dried and packaged for shipment as uranium powder.

     WELLFIELD RESTORATION

     At the conclusion of mining, the mine site is decommissioned and decontaminated and the well field is restored and reclaimed. Wellfield restoration involves returning the aquifer to a condition consistent with its pre-mining use and removing evidences of surface disturbance. The restoration of the wellfield can be accomplished by flushing the ore zone for a time with native ground water and/or using reverse osmosis to remove ions, minerals and salts to provide clean water for reinjection to flush the ore zone. Decommissioning and decontamination entail decontamination, dismantling and removal for disposal or reuse of the structures, equipment and materials used at the site during the mining or restoration activities.

ENVIRONMENTAL CONSIDERATIONS AND PERMITTING; WATER RIGHTS

     The production of uranium is subject to extensive regulations, including federal and state (and potentially tribal) environmental regulations, that have a material effect on the economics of the Company's operations and the timing of project development. The Company's primary regulatory costs have been related to obtaining and complying with the regulatory licenses and permits that must be obtained from federal and state agencies prior to the commencement of uranium mining activities.

     Environmental considerations include the prevention of groundwater contamination (through proper design and operation of the wellfield and monitoring wells to prevent the vertical or horizontal escape of leaching solution from the mining area) and the treatment and disposal of liquid and/or solid discrete surface waste or by-product materials (so-called "11e.(2) by-product material" under federal law). The majority of by-product material that is generated is liquid and generally is disposed of through underground injection wells, by a combination of reverse osmosis, brine concentration and evaporation or, after treatment, by surface deposition or discharge. Any such disposal must be approved by the governing authority having jurisdiction over that aspect of the Company's activities. Once mining is completed, the Company is required to reclaim the surface areas and restore underground water quality to the level of quality mandated by applicable regulations or license requirements. A small amount of solid discrete surface waste materials generated by the ISL process is disposed of by delivery to a licensed by-product material disposal site or to a licensed conventional uranium mill tailings pile. While such sites may not be readily available in the future, the Company believes that any increase in the cost of such disposal will continue to be insignificant relative to total costs of production and will not be a material portion of restoration/reclamation costs.

     In both Texas and New Mexico there are two primary regulatory authorizations required prior to operations: a radioactive material license and underground injection control ("UIC") permits which relate both to the injection of water for production purposes and to the disposal of by-product material through underground injection wells. Uranium mining is subject to regulation by the U.S. Nuclear Regulatory Commission ("NRC") under the federal Atomic Energy Act ("AEA"); however, the AEA also allows for states with regulatory programs deemed satisfactory by the NRC to take primary responsibility for licensing and regulating certain activities, such as uranium recovery operations. When a state seeks this responsibility, it enters into an agreement with the NRC whereby the NRC agrees to recede from the exercise of most of its counterpart jurisdiction, leaving the matters to be administered by the state. Texas has entered into such an agreement; however, New Mexico is not a party to such an agreement.

     The federal Safe Drinking Water Act ("SDWA") creates a nationwide regulatory program protecting groundwater which is administered by the U.S. Environmental Protection Agency ("EPA"). To avoid the burden of dual federal and state (or Indian tribal) regulation, the SDWA allows for the permits issued by the UIC regulatory programs of states and Indian tribes determined eligible for treatment as states to suffice in place of a UIC permit required under the SDWA. A state whose UIC program has been determined sufficient for this purpose is said to have been granted "Primary enforcement responsibility" or "primacy," and a UIC permit from a state with primacy suffices in lieu of an EPA-issued permit, provided the EPA grants, upon request by the permitting state, an "aquifer exemption" or "temporary aquifer designation" modifying the permitting state's UIC program to recognize the temporary placement of mining fluids into the intended mining zone within the horizontal confines of the proposed mining area. Although the EPA's consent to aquifer exemptions or temporary aquifer designations for certain mineral deposits is often issued almost automatically, the EPA may delay or decline to process the state's application if the EPA questions the state's jurisdiction over the mine site. Both Texas and New Mexico have been granted "primacy" for their UIC programs, and the Navajo Nation has been determined eligible for treatment as a state but is not due to submit its program for EPA approval for several years. Until such time as the Navajo Nation has been granted "primacy," ISL uranium mining activities within Navajo Nation jurisdiction will require a UIC permit from the EPA. Despite some procedural differences, the substantive requirements of the Texas, New Mexico and EPA UIC programs are very similar.

     In addition to its radioactive materials licenses and UIC permit, the Company is also required to obtain from appropriate governmental authorities a number of other permits or exemptions, such as for waste water discharge, land application of treated waste water, or for air emissions.

     The current environmental regulatory program for the ISL industry is well established. Many ISL mines have gone full cycle through the permit-operating-restoration cycle without any significant environmental impact. However, the public anti-nuclear lobby can make environmental permitting difficult and permit timing less than predictable.

     In Texas, both the radioactive materials license and the UIC permits required for ISL uranium mining are granted by the Texas Natural Resource Conservation Commission ("TNRCC"), with the concurrence of the NRC required for the licensee's final release from further radioactive materials license obligations after mining and all required decommissioning, decontamination, restoration and reclamation have been completed at a site. The TNRCC also regulates air quality and surface deposition or discharge of treated waste water associated with the ISL mining process.

     In New Mexico, radioactive materials licensing is handled directly by the NRC, rather than by the State of New Mexico. Furthermore, depending upon whether a site located within New Mexico falls under state or Navajo Nation jurisdiction, the licensure of the UIC aspects of ISL mining may be conducted by either the New Mexico Environmental Department ("NMED") or the EPA or possibly both in case of jurisdictional conflict. The jurisdictional issue when raised as to any development property, could result in litigation between the state and the EPA, with the possibility of delays in the issuance of affected UIC permits.

     Water is essential to the ISL process. It is readily available in South Texas for the Company's operations and obtaining water rights is not required because water is subject to capture. In New Mexico the use of water rights is administered through the New Mexico State Engineer subject to Indian tribal jurisdictional claims as discussed below. Obtaining new water rights, and the transfer or change in use of existing water rights are carefully and strictly regulated by the State Engineer. The State Engineer may also grant an application for a "temporary water right" which will not establish a vested right but may provide sufficient acre feet per day to fulfill the applicant's water needs. The State Engineer exercises jurisdiction over underground water basins with "reasonably ascertainable boundaries." Accordingly, new appropriations or changes in purpose or place of use or points of diversion of existing water rights, such as those in the San Juan and Gallup Basins where the Company's properties are located, must be obtained by permit from the State Engineer. Applications are required to be published and are subject to hearing if protested. There are three criteria for decision, that the application: (1) not impair existing water rights, (2) not be contrary to the conservation of water within New Mexico, and (3) not be detrimental to the public welfare. Applications may be approved subject to conditions which govern exercise of the water rights. Appeals from decisions of the State Engineer are to the district court of the county in which the work or point of desired appropriation is situated and from there to the New Mexico Court of Appeals. Finally, jurisdiction over water rights may become an issue in New Mexico when an Indian nation, such as the Navajo Nation, objects to the State Engineer's authority to grant or transfer a water right or to award a temporary water right, claiming tribal jurisdiction over Indian country. This issue could result in litigation between the Indian nation and the state which may delay action on water right applications, and, depending on who prevails as to any particular property, could result in a requirement to make applications to the appropriate Indian nation and continuing jurisdiction by the Indian nation over use of the water. All of the foregoing issues arise to a greater or lesser extent in connection with the Company's New Mexico properties, as further described below.

     There can be no assurance that the regulatory permits or licenses in Texas or New Mexico, or the applications for water rights in New Mexico, required for any project of the Company will be approved by the necessary governing authority in the form contemplated by management, or in any other form, or within the time periods necessary to commence timely production. Additionally, regulations and permit requirements are subject to revisions and changes which may materially affect the Company's operations. Any delay or failure in obtaining such permits or water rights could materially and adversely affect the business and operations of the Company.

     In addition to the costs and responsibilities associated with obtaining and maintaining permits, and the regulation of production activities, the Company is subject to those environmental laws and regulations applicable to the ownership and operation of real property in general, including but not limited to the potential responsibility for the activities of prior owners and operators.

SOUTH TEXAS PRODUCING PROPERTIES

     The Company currently has two producing properties which are located in South Texas, Rosita and Kingsville Dome. The following is a description of those properties.

  KINGSVILLE DOME.

     The Property. The Kingsville Dome property consists of mineral leases from private landowners (and a small portion owned in fee) on 3,720 gross (3,573 net) acres located in central Kleberg County, Texas. The leases provide for royalties based upon uranium sales. The leases have expiration dates ranging from February 1998 to 2004. With a few minor exceptions, all the leases contain shut-in royalty clauses which permit the Company to extend the leases not held by production by payment of a royalty. The Company was obligated to pay a production payment royalty of $1.00 per pound on the first three million pounds of uranium produced and sold from either Kingsville Dome or Rosita. The Company has produced three million pounds of uranium from these properties and has not paid the full amount due. As of the date of this Prospectus, there is a remaining balance due of approximately $730,000. Pursuant to an informal understanding, the Company is paying the balance in installments through the end of 1997 without interest. The Company plans to pay the remaining balance out of the proceeds of this Offering.

     Reserves. As of September 30, 1996, the property contained approximately
4.1 million pounds of in-place proven and probable uranium reserves (estimated
2.7 million pounds recoverable).

     Production History. Production commenced in May 1988. In May 1989, due to the continuing decline in the spot price of uranium, the Company deferred development of the next wellfield, and the plant was shut-in in September 1990. Total production from May 1988 through September 1990 was approximately 1.5 million pounds.

     Wellfield development activities resumed in December 1995, and production commenced in March 1996. Annualized production levels at Kingsville Dome are approximately 1 million pounds; and production has been approximately 590,000 pounds from commencement of production in April 1996 through September 30, 1996 and is expected to be approximately 280,000 pounds in the fourth quarter of 1996.

     Further Development Potential. As part of the Company's ongoing production activities, it is engaged in significant development and exploration efforts at Kingsville Dome. Exploration is planned northwest of the current production area beginning in January 1997. The Company anticipates spending approximately $8.5 million in 1997 and $3.4 million in 1998 for plant capital, permitting, development and land holding costs.

     Permitting Status. Radioactive material licensing and UIC permit hearings for currently producing areas have been completed, and the necessary permits have been issued. Some minor amendments to the license and permit for further production within the permit area will be required as development proceeds. The term of the license and UIC permit is effectively open-ended. The UIC disposal permit will require renewal in mid-1998, and the Company is in the process of applying for that renewal.

     Restoration and Reclamation. Restoration of ground waters is planned to commence January 1997. The Company anticipates spending approximately $750,000 in 1997 and $600,000 in 1998 on such restoration activities.

  ROSITA.

     The Property. The Rosita property consists of mineral leases on 3,377 gross and net acres located in northeastern Duval County, Texas. All the leases, except minor leases, are held by production. The leases provide for royalties based upon uranium sales. The Company was obligated to pay a production payment royalty of $1.00 per pound on the first three million pounds of uranium produced and sold from either Kingsville Dome or Rosita. As of September 30, 1996 there is a balance due of approximately $730,000. See the above discussion of Kingsville Dome.

     Reserves. As of September 30, 1996, the property contained approximately
1.9 million pounds of in-place proven and probable uranium reserves (estimated
1.2 million pounds recoverable).

     Production History. The Company began production in October 1990. Total production from Rosita for the eighteen months through March 31, 1992 was approximately 1,073,000 pounds. In March 1992, due to depressed uranium prices, the Company shut-in production.

     Development and production activity resumed at Rosita in March 1995, and production recommenced in June 1995. From that date through year-end 1995 approximately 610,000 pounds were produced. Production from this site has been 432,000 pounds for the nine months ended September 30, 1996 and is expected to be an additional 70,000 pounds for the fourth quarter of 1996.

     Further Development Potential. The Company estimates that there are approximately 450,000 pounds of uranium remaining to be produced from existing operating wellfields at Rosita. In addition, the Company believes that an additional 770,000 pounds of uranium may be recovered from future wellfields at Rosita. Preproduction activities for the new wellfields will commence immediately, with production to commence in the first quarter of 1997. Given the present proven reserves at Rosita, the Company expects reserves to be depleted at the property by early 1998. The Company anticipates spending approximately $2.4 million for development activities, permitting and land holding costs in 1997 and $238,000 in 1998.

     Permitting Status. Radioactive materials licensing and UIC permit hearings for currently producing areas have been completed, and the necessary permits have been issued. Some minor amendments for further production within the permit area will be required as development proceeds. The term of the license and UIC permit is effectively open-ended. The UIC disposal permit will require renewal in mid-1997, and the Company is in the process of applying for such renewal.

     Restoration and Reclamation. The Company will commence initial groundwater restoration in January 1997 and expects to expend approximately $300,000 in 1997 and $345,000 in 1998 on such activities.

SOUTH TEXAS DEVELOPMENT PROPERTIES

  VASQUEZ.

     The Property. The property consists of two mineral leases on 842 gross and net acres located in southwestern Duval County, Texas. One lease expires in January 1998, subject to extension for permitting delays, and the other lease expires in February 2000. The leases provide for royalties based on uranium sales. A potential conflict with respect to the mineral rights has arisen on the Vasquez property. The Company's lease is with the owner of both the surface of the land and 50% of the minerals. The Company believes the minable reserves on this property are within 200 feet of the surface and are, therefore, under Texas law owned by the surface estate. As a result of the surface lease alone, the Company believes it has the right to mine 100% of the minerals under Texas law. Another party, however, owns 50% of the mineral estate and may challenge the Company's ownership of 50% of the minerals. The Company expects to file a quiet title action to resolve this matter.

     Reserves. As of September 30, 1996, the property contained approximately
3.7 million pounds of in-place proven and probable uranium reserves (estimated
2.4 million pounds recoverable).

     Development Plan. Production is targeted to commence in 1998. The Company anticipates spending approximately $1.1 million in 1997 and $5.3 million in 1998 for plant construction, permitting, development and land holding costs. The Company anticipates having to demonstrate financial surety in connection with these activities of approximately $3.0 million which it expects to meet by posting a bond collaterized by cash in an amount equal to 50% of the bond.

     Permitting Status. All of the required permit applications have been completed and submitted to the TNRCC. The TNRCC is currently reviewing the applications. The Company expects the permits to be in place in 1997.

  ALTA MESA.

     The Property. The Alta Mesa property consists of 4,575 gross and net acres located in Brooks County, Texas. The Company has a single mineral lease from the private mineral owner. The lease provides for a royalty based upon uranium sales and requires payment of minimum royalties if production does not begin by certain specified times. The Company paid $4 million for the lease of which $1 million is recoverable against one-half of future royalties. The lease term ends in December 1999 unless production from the property commences by that date (subject to extension for permitting delays).

     Reserves. As of September 30, 1996, the property contained approximately
6.2 million pounds of in-place proven and probable reserves (estimated 4.0 million pounds recoverable).

     Development Plan. Construction of the plant and wellfields is projected to take eight months and is scheduled to begin as the various licenses are issued by the TNRCC. Construction of the plant and wellfields is anticipated to begin in the third or fourth quarter of 1997 depending on the progress in licensing with the TNRCC. The Company anticipates spending approximately $6.0 million in 1997 and $4.8 million in 1998 for plant construction, permitting, development and land holding costs. The Company anticipates having to demonstrate financial surety in connection with these activities of approximately $3.0 million which it expects to meet by posting a bond collaterized by cash in an amount equal to 50% of the bond.

     Permitting Status. The Company filed license applications in the fourth quarter of 1996 and anticipates having the final permits in place in 1998.

NEW MEXICO DEVELOPMENT PROPERTIES

  GENERAL.

     The Company has various interests in properties located in the Churchrock and Crownpoint districts in New Mexico. As to these properties, the Company holds both patented and unpatented mining claims, mineral leases and some surface leases from private parties, the Navajo Nation and Navajo allottees. In addition, the Company has signed a letter of intent to acquire from Santa Fe certain uranium mineral interests and exploration rights for uranium on significant acreage in New Mexico, a small portion of which falls within the Churchrock district.

     In keeping with its overall corporate strategy, the Company's development plan for New Mexico will proceed incrementally, subject to timely permitting, the availability of water rights and the availability of capital. The Company plans to develop the Churchrock district first, with production targeted for 1998, and the Crownpoint district next, with production targeted for 1999.

  REGULATORY FRAMEWORK.

     NRC License. In New Mexico, uranium production requires a radioactive materials license issued by the NRC. The Company has applied for one NRC license covering all properties located in both the Churchrock and Crownpoint districts (except the Mancos property) and has included the properties in both districts (except the Mancos leases) under one Final Environmental Impact Statement (FEIS) which is a prerequisite for the NRC license.

     The NRC has advised the Company that it anticipates finalizing and publishing the FEIS, or at least publishing notice of its completion by the end of 1996. Once the FEIS is completed, it is subject to review and comment by the EPA and any cooperating agencies and is available to the public. Upon publication, and in the absence of any litigation concerning the FEIS, the NRC may issue the NRC license. However, the NRC has published notice of an opportunity for a hearing on the license which is currently planned for early 1997. Although the NRC may defer a hearing on licensure until after a license is issued, it is unclear whether the NRC will do so. There can be no assurance that the license will be issued or, if issued, that it will allow for the Company's planned operations, or that, if issued, the license would be issued on a timely basis to permit the Company to meet its targeted production schedule for the Churchrock district.

     UIC Permit. NMED has jurisdiction under the New Mexico Water Quality Act to regulate UIC activities within the State of New Mexico, and the New Mexico UIC program has received "primary enforcement responsibility" from the EPA under the federal SDWA. However, by the terms of regulations issued by the EPA and the primacy determination made for the State of New Mexico, New Mexico's UIC primacy does not extend to New Mexico's exercise of UIC regulation or permitting over facilities located on "Indian lands," a term whose geographic reach the EPA has defined as coextensive with that of Indian country. Because even a permit issued by a state holding UIC primacy cannot suffice in lieu of a federal UIC permit issued under the SDWA unless the EPA issues a corresponding aquifer exemption or temporary aquifer designation, the EPA's opinion that a site lies within Indian country virtually compels a state UIC applicant to secure an EPA UIC permit for UIC activities to be conducted on such a site. The EPA has announced it may assert that all of the Company's New Mexico development properties lie within Indian country and thus require UIC permits issued by the EPA.

     In addition to the EPA's assertions, the Navajo Nation claims regulatory jurisdiction over all of the Company's New Mexico development properties. These claims subject the development of the property to further uncertainties, including a potential for delays in UIC permitting until and unless a Navajo regulatory program is promulgated and accepted by the EPA for a determination of primacy. Though a Navajo UIC program may adopt unique application, permitting, and enforcement procedures, it would, nonetheless, be required to impose virtually the same substantive requirements as the Company is prepared to satisfy under existing New Mexico and EPA UIC programs.

     This dispute over UIC jurisdiction is currently focused on a portion of the Churchrock and Crownpoint properties. Despite this current jurisdictional dispute among the EPA, the State of New Mexico, and the Navajo Nation, the Company maintains good relations with the state of New Mexico, the Navajo Nation, and the EPA. However, there can be no assurance that the jurisdictional dispute will not have a material adverse effect on the Company's development plans in New Mexico.

     Water Rights. For general information on water rights in New Mexico, see "Business -- Environmental Considerations and Permitting; Water Rights."

  CHURCHROCK DISTRICT.

     The Property. The Churchrock properties encompass 2,225 gross and net acres and include mineral leases, patented mining claims and unpatented mining claims. The properties are located in McKinley County, New Mexico, and consist of three parcels, known as Section 8, Section 17 and Mancos. None of these parcels lies within the area generally recognized as constituting the Navajo Reservation. The Company owns mineral leases for both Sections 17 and the Mancos properties. The surface estate on Section 17 is owned by the Navajo Nation. The Company owns patented and unpatented mining claims on Section 8. The Company is obligated to pay certain royalties based on uranium sales. The unpatented claims currently require an annual payment of $100 per claim payable to the Bureau of Land Management to remain in full force and effect and are subject to certain overrides. The Mancos leases can be held indefinitely by paying certain annual royalties after the primary term, which expired in 1994. The Section 17 leases expire in 1998. Production at any time will hold the leases until production ceases. If the Company consummates the transaction with Santa Fe, the Company will acquire the fee mineral interests in Section 17 and Mancos and certain of the royalty obligations will be extinguished.

     Reserves. As of September 30, 1996, Section 8 contained approximately 6.5 million pounds of in-place proven and probable uranium reserves (estimated 4.2 million pounds recoverable), Section 17 contained approximately 8.4 million pounds of in-place proven and probable uranium reserves (estimated 5.5 million pounds recoverable), and the Mancos property contained approximately 4.2 million pounds of in-place proven and probable uranium reserves (estimated 2.7 million pounds recoverable).

     Development Plan. All the New Mexico properties will be developed in accordance with the licenses issued by the NRC. It is anticipated that the first property to be licensed will be Churchrock. Costs related to permitting activities and land holding costs have been $390,000 for the nine months ended September 30, 1996 and are expected to be an additional $200,000 through December 31, 1996. The Company anticipates spending approximately $12.3 million in 1997 and $7.3 million in 1998 for plant construction, permitting, development and land holding costs. The Company anticipates having to demonstrate financial surety in connection with these activities of approximately $10.0 million which it expects to meet by posting a bond collaterized by cash in an amount equal to 50% of the bond.

     Exploration Potential. The measured in-place reserves in Sections 8 and 17 and Mancos encompass only a small portion of the properties owned by the Company. The Company believes that substantial additional mineralization exists on these properties. Because of greater depths, this mineralization is estimated to be recoverable at a higher cost and accordingly require higher uranium prices to make them economical to produce.

     Water Rights. The Company originally acquired mineral leases on Sections 8 and 17 from United Nuclear Corporation ("UNC") and, in connection therewith, acquired certain rights to use water from UNC. An application to use one of these rights has been the subject of extensive administrative proceedings and litigation with the New Mexico State Engineer and the Navajo Nation over the nature and extent of UNC's water rights. The State Engineer determined that the consumptive use and diversion amount UNC originally sought to transfer for use by the Company were in excess of the rights held by UNC and denied the application on the grounds that the UNC rights were insufficient to support the Company's mining operations. The Company has since revised its water budget to be consistent with the rights of UNC as determined by the State Engineer. The State Engineer has agreed to hear a revised application for the transfer of the water rights within 180 days after the application is submitted. The Company anticipates filing a revised application or applications for new temporary appropriation of water. A claim by the Navajo Nation to jurisdiction over these water rights was denied by the State Engineer and the state district court. These decisions do not preclude such a claim from being made in federal court.

     Permitting Status. On June 21, 1989 the EPA issued its aquifer exemption covering that portion of the Churchrock site known as Section 8, and on November 1, 1989, NMED issued its permit, covering UIC activities on Section 8. On October 7, 1994, NMED issued an amended permit covering UIC activities on both
Section 8 and Section 17. The permit for Section 17 was contested by the Navajo Nation which claimed UIC regulatory jurisdiction over the site, based on the fact that the surface estate is owned by the Navajo Nation. The EPA, acting as an advocate for the Navajo Nation, has asserted the Navajo Nation's claim and has refused to amend its previously issued aquifer exemption covering Section 8 to add the portion of the Churchrock facility on Section 17. The EPA has subsequently announced it may reconsider its issuance of an aquifer exemption covering the Section 8 portion of the Churchrock site. The Company does not plan to pursue permits for Mancos until uranium prices rise.

     In June 1996 the Company filed with the NMED two applications to renew the permit in two distinct parts, one covering the Section 8 portion and the other the Section 17 portion of Churchrock. This was to assure that the Company maintained a "clear" UIC authorization on the Section 8 portion of the site. The surface estate on Section 8 is not owned by the Navajo Nation or Navajo allottees. Because the renewal application was timely filed, the permit covering the Section 8 property has remained continuously in effect pending final determination on the renewal application by the NMED. The Navajo Nation has recently asserted jurisdiction over the UIC for Section 8, claiming that the land lies within a "dependent Indian community." The EPA has not yet taken a position on this issue. This situation could potentially delay or obstruct development of Section 8. The renewal application pertaining to the Section 17 property will be subject to a new administrative review which will ultimately require EPA to re-examine the jurisdictional status. If the EPA does not find the site within NMED jurisdiction, the Company believes the state will file suit for a declaration of UIC jurisdiction over the site. The outcome of this suit may ultimately affect UIC jurisdiction on all Indian lands.

  CROWNPOINT DISTRICT.

     The Property. The Crownpoint properties are located in the San Juan Basin, 22 miles northeast of the Company's Churchrock deposits and 35 miles northeast of Gallup, New Mexico, adjacent to the town of Crownpoint. The Properties consist of 1,578 gross and net acres, as follows:

          (a) 162 gross and net acres on Section 24. The Company has 100% of the mineral estate on this acreage pursuant to a combination of a 40% fee interest, a mineral lease on the other 60% of the mineral estate (expiring in April 1997 unless the parties agree to an extension) and unpatented mining claims.

     This acreage is subject to an obligation of the Company to pay a production payment on the first 50,000 pounds of uranium produced and an override based on uranium sales;

          (b) 959 gross and net acres on Sections 19 and 29 pursuant to a lease from private mineral owners (expiring August 2007) which provides for royalties and an override based on uranium sales; and

          (c) 457 gross and net acres of unpatented mining claims in Sections 9, 24 and 25.

     In addition to the foregoing, the Company has 1,440 gross and net acres of mineral leases (hereinafter referred to as "Unit 1") from Navajo allottees who are the beneficial owners of the surface and mineral rights. The leases are subject to approval by the Bureau of Indian Affairs (the "BIA"). The BIA Area Director is expected to approve the leases after completion of the FEIS. Although not assured, this approval is expected in the first quarter of 1997. These leases expire 10 years after the approval by the BIA.

     Reserves. With respect to all the Crownpoint acreage except Unit 1, as of September 30, 1996, the property contained approximately 39.0 million pounds of in-place proven and probable reserves (estimated 25.3 million pounds recoverable). The Company estimates that Unit 1 contains approximately 27.0 million pounds of in-place proven and probable reserves (estimated 17.6 million pounds recoverable). The Unit 1 reserves are not included as part of the Company's reserve base and have not been affirmed and verified by Douglas.

     Development Plan. All the New Mexico properties will be developed according to the licenses issued by the NRC. It is anticipated that the first property to be licensed will be Churchrock followed by Unit 1 and Crownpoint after 1998. Costs relating to permitting activities and land holding costs have been $180,000 for the nine months ended September 30, 1996 and are expected to be an additional $80,000 through December 31, 1996, $200,000 in 1997 and $200,000 in
1998.

     Water Rights. With respect to Crownpoint, the Company has acquired three applications for appropriations of water which give the Company the first three "positions in line" on the hearings list for the San Juan Basin. Certain aspects of all three applications were protested and are subject to hearings. Water rights relating to Crownpoint's Unit 1 involve the issue of the jurisdiction of the Navajo Nation, and this jurisdictional issue might also be present for other parts of Crownpoint. The Company plans to proceed with water rights for Crownpoint at a future date.

     Permitting Status. The application for the NRC license is part of the overall application for both the Churchrock and Crownpoint districts discussed above. The Company had previously submitted UIC permit applications for Sections 19 and 24; however, because of Section 19's proximity to the town of Crownpoint, the Company withdrew these previous applications. The Company has recently submitted a revised UIC permit application for Section 24. There can be no assurance that the UIC permit will be granted. The surface estate on Section 19 and 29 is owned by the Navajo Nation and may be subject to the same jurisdictional dispute as for Section 17 in Churchrock.

RECLAIMED PROPERTIES

     The Company has completed production and groundwater restoration on its Benavides and Longoria projects in South Texas. The Company is currently completing the final stages of surface reclamation on these projects which the Company believes will not involve material expenditures.

     On August 28, 1995, Manuel T. Longoria, as owner of the ranch containing the site of the Company's Longoria mine, brought suit against the Company in state district court in Duval County, Texas, asserting claims said to have arisen at various times over the last eighteen years. See "Business -- Legal Proceedings."

     The Company acquired the Section 17 leases in the New Mexico Churchrock district from United Nuclear Corporation ("UNC"). UNC had conducted underground mining for uranium on Section 17 and had reclaimed these properties. In connection with the acquisition, the Company assumed any liability of UNC for any remaining remediation work that might be required. NMED has not determined what, if any, additional remediation will be required under the New Mexico Mining Act. If more remediation work is required, the Company believes it will not involve material expenditures.

RECLAMATION AND RESTORATION COSTS AND BONDING REQUIREMENTS

     Upon completion of production from a wellfield, the Company is obligated under state and federal law to restore the aquifer to a condition consistent with its pre-mining use. This involves restoration of the aquifer, plugging and abandoning the injection and production wells and reclaiming the surface. With respect to operations at Kingsville Dome and Rosita, as well as reclamation and restoration of the Benavides and Longoria projects, the TNRCC requires the Company to provide financial surety to cover the costs of such restoration and reclamation. The current surety bond requirement is approximately $5.6 million. The Company fulfills this requirement through the issuance of surety bonds from the United States Fidelity and Guaranty Company ("USF&G") and has deposited as collateral for such bonds cash of approximately $2.8 million. The Company is obligated to fund the cash collateral account with an additional $0.50 for each pound of uranium production until the account accumulates an additional $1.0 million. The Company estimates that its future reclamation liabilities with respect to current operations as of September 30, 1996 approximates $3.7 million, which has been charged to earnings. These financial surety obligations are reviewed and revised annually by the TNRCC.

     The Company anticipates that it will be required to provide financial surety of approximately $3.0 million as a condition to receipt of the requisite permits for the mining of each of the Alta Mesa and Vasquez projects. The Company anticipates that USF&G or other bonding entities will provide the requisite bond under arrangements similar to those in place for Rosita and Kingsville Dome.

     In New Mexico surety bonding will be required prior to development of the properties. The Company anticipates that it will be required to provide financial surety of approximately $10.0 million as a condition to receipt of the requisite permits of the Churchrock project which it anticipates will be provided by USF&G, or other bonding entities under arrangements similar to those in place for Rosita and Kingsville Dome. The amount of the surety bond is subject to annual review and revision by the NRC and State of New Mexico.

LEGAL PROCEEDINGS

     On August 28, 1995, Manuel T. Longoria, as owner of the ranch containing the site of the Company's Longoria mine near Bruni in Duval County, Texas, brought suit against the Company in state district court in Duval County, Texas asserting claims said to have arisen at various times over the last 18 years. In the action styled Longoria v. Uranium Resources, Inc., et al., Longoria claims the Company has leased the site knowing that the proposed mining would contaminate the site; that the Company had knowingly or negligently conducted mining operations in a manner which contaminated the Longoria property with toxic and hazardous material which present a serious health hazard. The suit asks for remediation of the Longoria property and for unspecified actual and punitive damages.

     With regard to the claim for remediation, the Company, upon the conclusion of mining at the Longoria site and the nearby sites, began reclamation in the manner required by its permits and by state and federal regulations. Such reclamation is nearing completion.

     The Company has made provisions for the costs of site reclamation and does not believe the settlement of this lawsuit will result in damages that are materially different than the costs already in the financial statements.

     On July 12, 1995, the Company filed a lawsuit in the federal district court in Colorado against Professional Bank, a Colorado chartered bank ("ProBank"). The Company believes that ProBank is owned or controlled by Oren L. Benton, the former Chairman of the Company's Board of Directors. In the action styled Uranium Resources, Inc. v. Professional Bank, the Company alleges that ProBank transferred $1,080,000, without the Company's authorization, from the Company's account at ProBank to the accounts maintained at ProBank of various entities and an individual affiliated with Mr. Benton. The Company has recovered $300,000 of the total and is seeking to recover the balance from ProBank.

     The Company is subject to periodic inspection by the TNRCC for the purpose of determining compliance by the Company with the conditions of its licenses. In the ordinary course of business, minor violations may occur; however, these are not expected to cause material expenditures.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to each of the directors and executive officers of the Company:

                                                            POSITIONS AND OFFICES
             NAME                AGE                          WITH THE COMPANY
-------------------------------  ---     -----------------------------------------------------------
Paul K. Willmott...............  56      Chairman, Chief Executive Officer, President, and Director
Leland O. Erdahl...............  68      Director
George R. Ireland..............  40      Director
James B. Tompkins..............  39      Director
William M. McKnight, Jr........  60      Senior Vice President -- Operations
Joe H. Card....................  43      Senior Vice President -- Marketing
Richard F. Clement, Jr.........  53      Senior Vice President -- Exploration/President --
                                           Hydro Resources, Inc.
Thomas H. Ehrlich..............  36      Vice President and Chief Financial Officer
Harry L. Anthony, IV...........  48      Vice President -- Engineering
Mark S. Pelizza................  44      Vice President -- Health, Safety and Environmental Affairs
Craig S. Bartels...............  48      Vice President -- Hydro Resources, Inc.

     PAUL K. WILLMOTT has served as a director of the Company since August 1994, as President of the Company since February 1995, as Chief Financial and Accounting Officer from April 12, 1995 through September 25, 1995 and as Chairman of the Board and Chief Executive Officer since July 31, 1995. Mr. Willmott retired from Union Carbide Corporation ("Union Carbide") where he was involved for 25 years in the finance and operation of Union Carbide's world-wide mining and metals business. Most recently, Mr. Willmott was President of UMETCO Minerals Corporation, a wholly-owned subsidiary of Union Carbide, from 1987 to 1991, where he was responsible for Union Carbide's uranium and vanadium businesses. From January 1993 until February 1995, Mr. Willmott was engaged by the Concord Mining Unit as a senior vice president where he was primarily involved in the acquisition of UMETCO Minerals Corporation's uranium and vanadium operating assets. Mr. Willmott graduated from Michigan Technological University with a Bachelor of Science degree in Mining in 1964 and a Bachelor of Science Degree in Engineering Administration in 1967. He has been an active member of the American Institute of Mining Engineers, the Canadian Institute of Mining Engineers and a number of state professional organizations.

     LELAND O. ERDAHL has served as a director of the Company since July 11, 1994. Mr. Erdahl previously served as President and Chief Executive Officer for Stolar, Inc. from 1986 to 1991. Stolar was a high-tech company involved in the radio wave imaging of geologic media and underground radio transmission for voice and data. He was also President and CEO of Albuquerque Uranium Corporation, a uranium mining company, from 1987 to 1991. He is a Certified Public Accountant and is a graduate of the College of Santa Fe. He is currently a director of Hecla Mining Company, Freeport McMoRan Copper and Gold Inc., Canyon Resources Corporation, Original Sixteen to One Mine, Inc., and a trustee for a group of John Hancock Mutual Funds. He is also a director of Santa Fe Ingredients Company of California, Inc. and Santa Fe Ingredients Company, Inc., both private food processing companies.

     GEORGE R. IRELAND has served as a director since May 26, 1995. Mr. Ireland is a financial analyst for and a partner in the D.M. Knott Limited Partnership, a private investment partnership. Mr. Ireland specializes in investing in securities of natural resource and other basic industrial companies, both domestically and abroad. From 1987 to 1991, he was a Vice President of Fulcrum Management, Inc., which was the manager of the VenturesTrident Limited Partnerships, (venture capital funds dedicated to investing in the mining industry), and Senior Vice President and Chief Financial Officer of MinVen Gold Corporation, a company in which the VenturesTrident funds had a significant investment. Mr. Ireland graduated from the University of Michigan with degrees in Geology and Resource Economics. He also attended the Graduate School of Business Administration of New York University. Mr. Ireland is a director of Merrill & Ring, Inc., a private land and timber holding company in the state of Washington. Mr. Ireland acted as a consultant to Ryback Management Corporation and performed due diligence on the Company in connection with Ryback's loan of $6 million to the Company on behalf of members of the Lindner Group in 1995. Mr. Ireland is not otherwise affiliated with the Lindner Group or Ryback.

     JAMES B. TOMPKINS has served as a director since May 25, 1995. Mr. Tompkins is a registered investment advisor and provides independent research to institutional investors through Tompkins & Company. From 1988 until 1990, Mr. Tompkins acted as a sole proprietor of Tompkins & Company, advising creditors of companies in bankruptcy as to the value of claims and realizing proceeds on those claims. In that capacity, Mr. Tompkins acted as a registered investment advisor. Between October 1990 and April 1993, Mr. Tompkins was employed by Columbia Savings as a bond manager where he was responsible for real estate loan workouts and asset disposition. He is an attorney and a Chartered Financial Analyst. Mr. Tompkins graduated from the University of Alabama in 1979 and received his Juris Doctor from the University of Alabama School of Law in 1983. Mr. Tompkins acted as a consultant to Ryback and performed due diligence on the Company in connection with Ryback's loan of $6 million to the Company on behalf of members of the Lindner Group in 1995. Mr. Tompkins is not otherwise affiliated with the Lindner Group or Ryback.

     WILLIAM M. MCKNIGHT, JR. joined the Company on September 1, 1977 and served as the Company's Executive Vice President, Chief Operating Officer and Director until August 1994. From August 1994 to February 1995, he directed the Company's operations in South Texas and New Mexico and on February 24, 1995, he was appointed Vice President of Operations for the Company. In February 1996 he was appointed Senior Vice President of Operations. Mr. McKnight received a B.S. in Geology from Centenary College in 1959 and a M.S. in Sedimentary Geology from Florida State University in 1961. Mr. McKnight has indicated that he may elect to retire in 1997 but has indicated that he would act as a consultant to the Company.

     JOE H. CARD joined the Company as Vice President -- Marketing in March 1989. In February 1993 he was promoted to Senior Vice President -- Marketing. Previously, he spent four years with UG U.S.A., Inc., a U.S. marketing subsidiary of a major German mining company, most recently as Marketing Manager. His responsibilities were related to the entire Uranium fuel cycle, primarily in dealing with U.S. nuclear utilities customers. Prior to his work at UG U.S.A., Inc., Mr. Card spent five years with Mitsubishi International Corporation as marketing manager. He earned a B.B.A. degree in Finance from the University of Georgia in 1975 and an M.B.A. from Georgia State University in 1978.

     THOMAS H. EHRLICH, a certified public accountant, rejoined the Company in September 1995 as Vice President and Chief Financial Officer. Immediately prior to that, Mr. Ehrlich spent nine months as a Division Controller with Affiliated Computer Services, Inc., an information technology services provider in Dallas, Texas. Prior to that, he joined the Company in November 1987 as Controller-Public Reporting and was promoted to Controller and Chief Accounting Officer in February 1990. In February 1993, Mr. Ehrlich assumed the additional duties of Vice President and Secretary of the Company. Prior to joining the Company, he spent four years with Deloitte Haskins & Sells and worked primarily with clients that were publicly held companies. Prior to his work at Deloitte Haskins & Sells, he spent three years in various accounting duties at Enserch Exploration, Inc., an oil and gas company in Dallas, Texas. Mr. Ehrlich received his B.S. B.A. degree in Accounting from Bryant College in 1981.

     RICHARD F. CLEMENT, JR. joined the Company as Vice President Exploration in 1983. In April 1990, he was appointed Senior Vice President -- Exploration. Mr. Clement was a director of the Company from February 1985 to July 1994 at which time he resigned his positions as director and officer of the Company. During the period from July 1994 to February 1996, Mr. Clement remained with the Company as Exploration Manager. In February 1996, he was again appointed Senior Vice President -- Exploration of the Company as well as the President and a Director of Hydro Resources, Inc., a wholly owned subsidiary of the Company. Prior to joining the Company, he spent 16 years with Mobil Oil Corporation, most recently as vice president and exploration manager for Mobil Energy Minerals-Australia, where he initiated and managed Mobil's Australian coal, uranium and other minerals exploration and acquisition programs. Mr. Clement received his B.S. degree in Geology from Boston College in 1965 and his M.S. degree in Geology from the University of Vermont in 1967.

     HARRY L. ANTHONY, IV has headed the Company's engineering team since 1978. From April 1978 until April 1990, Mr. Anthony was Vice President -- Engineering of the Company, and in April 1990, he was appointed Senior Vice
President -- Engineering. Mr. Anthony was a director of the Company from February 1985 to July 1994 at which time he resigned his positions as director and officer of the Company. During the period from July 1994 to February 1996, Mr. Anthony remained with the Company as Engineering Manager. In February 1996, he was appointed Vice President -- Engineering of the Company. Prior to joining the Company he was employed for eight years by Union Carbide, six of such years as a hydrometallurgist and the last two years as plant superintendent for Union Carbide's Palangana solution mining plant in South Texas. Mr. Anthony received a B.S. degree and a M.S. degree in Engineering Mechanics from Pennsylvania State University in 1969 and 1973, respectively.

     MARK S. PELIZZA has served as the Company's Environmental Manager since 1980, and as such, he has been responsible for all environmental regulatory activities. In February 1996, he was appointed Vice President -- Health, Safety and Environmental Affairs of the Company. Prior to joining the Company, he was employed for two years by Union Carbide as an Environmental Planning Engineer at Union Carbide's Palangana solution mining plant in South Texas. Mr. Pelizza received a M.S. Degree in Engineering Geology from Colorado School of Mines in 1978 and a B.S. Degree in Geology from Fort Lewis College in 1974.

     CRAIG S. BARTELS, a Registered Professional Engineer, rejoined the Company as Vice President -- Technology of Hydro Resources, Inc., a wholly owned subsidiary of the Company in July 1996. From January 1995 to July 1996, he was Manager of Wellfield Operations for Crow Butte Resources, Inc., a uranium ISL mining company. Mr. Bartels originally joined the Company in early 1981 and held varied positions with the Company as Reservoir Engineer, Plant Manager, and Manager of Wellfield Operations through October 1994. Earlier, he was with Union Carbide, eventually becoming Technical and Plant Superintendent for their solution mining operation. Mr. Bartels also spent six years with Natural Gas Pipeline Company of America, a major gas transmission company, as drilling and reservoir engineer for their gas storage operations. Mr. Bartels received a B.S. Degree in Petroleum Engineering from Montana School of Mines in 1972.

     The officers of the Company hold office until their successors are appointed by the Board of Directors. All officers of the Company are employed on a full-time basis. There is no family relationship between any director and executive officer of the Company.

COMMITTEES OF THE BOARD

     The Company has three standing committees of the Board of Directors. Leland
O. Erdahl, George R. Ireland and James B. Tompkins are the current members of the Audit, the Employees' Stock Option, and Compensation Committees. The Audit Committee's principal functions are to meet with the Company's independent auditors to review the financial statements contained in the Annual Report, to review the Company's systems of internal controls and to report to the Board of Directors thereon. The Employees' Stock Option Committee's principal function is the administration of the employees' stock option plans of the Company. The Compensation Committee's function is to determine the compensation of executive officers and to set guidelines for compensation for the employees of the Company.

     At present, the Company has no nominating, executive, or similar committees.

ARRANGEMENTS REGARDING ELECTION OF DIRECTORS

     On May 25, 1995, George R. Ireland and James B. Tompkins were appointed to the Board of Directors. By agreement dated May 25, 1995, the Company has agreed to nominate two individuals designated by the Lindner Group for election to the Board. Messrs. Ireland and Tompkins are the current designees.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of December 9, 1996, certain information regarding persons known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock and all directors and executive officers as a group.

                  NAME AND ADDRESS OF                     AMOUNT AND NATURE OF      PERCENT OF       AS
                   BENEFICIAL OWNER                      BENEFICIAL OWNERSHIP(1)     CLASS(2)     ADJUSTED*
-------------------------------------------------------  -----------------------    ----------    ---------
Barry R. Feirstein.....................................           750,000               8.51%        7.34%
Feirstein Capital Management Corp.
767 Third Avenue, 28th Floor
New York, NY 10017
Lindner Growth Fund....................................           811,525(3)            9.21%        7.95%
7711 Carondelet Avenue, Suite 700
Clayton, MO 63105
Lindner Dividend Fund..................................         2,589,000(3)(4)        24.51%       21.64%
7711 Carondelet Avenue, Suite 700
Clayton, MO 63105
Lindner Bulwark Fund...................................           750,000(3)(5)         7.84%        6.84%
7711 Carondelet Avenue, Suite 700
Clayton, MO 63105
Ryback Management Corporation..........................           250,000(6)            2.84%        2.45%
7711 Carondelet Avenue, Suite 700
Clayton, MO 63105
Zesiger Capital Group L.L.C............................           708,600(7)            8.04%        6.94%
320 Park Avenue, 30th Floor
New York, NY 10022
All directors and executive officers as a group (11
  persons).............................................         1,029,664(8)           11.01%        9.57%

---------------

 * As adjusted to give effect to the minimum sale of 1,400,000 shares of Common Stock offered hereby.

(1) Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2) The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(3) The Lindner Group may be deemed collectively as a controlling stockholder of the Company. The Lindner Group is managed by Ryback, an investment adviser. Ryback has discretionary authority over the shares owned beneficially by the Lindner Group, including the power to vote and dispose of such shares.

(4) Includes 839,000 outstanding shares owned beneficially by Lindner Dividend Fund, 1,125,000 shares issuable upon conversion of certain notes and 625,000 shares issuable upon exercise of certain warrants.

(5) Includes 375,000 shares issuable upon conversion of certain notes and 375,000 shares issuable upon exercise of warrants.

(6) Ryback manages the accounts of third parties that are not affiliated with the Lindner Group. Such parties own beneficially 250,000 outstanding shares over which Ryback has discretionary authority to vote and dispose of such shares.

(7) Zesiger Capital Group LLC ("Zesiger") is an investment adviser with dispositive power over 708,600 shares of the Company's Common Stock pursuant to authority granted by its investment clients and disclaims beneficial ownership of these shares. Legal and beneficial ownership of these shares are held by Zesiger's clients.

(8) Includes 542,814 shares that may be obtained through exercise of outstanding stock options that are exercisable within 60 days of December 9, 1996. Does not include 577,391 shares that may be obtained through the exercise of outstanding stock options exercisable more than 60 days from December 9, 1996.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company's authorized capital stock consists of 25,000,000 shares, par value $0.001 per share, in the case of Common Stock. As of December 9, 1996, 8,813,027 shares of Common Stock were issued and outstanding, all of which are fully paid and non-assessable. There are not preemptive, subscription, conversion or redemption rights pertaining to the Company's Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing stockholders should additional shares of Common Stock be issued. Holders of the Company's Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefore and to share ratably in the assets of the Company available upon liquidation.

     Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Matters to be voted upon by the holders of Common Stock require the affirmative vote of a majority of the shares present at the stockholders meeting.

TRANSFER AGENT AND REGISTRAR

     Montreal Trust Company, Vancouver, British Columbia is the transfer agent and registrar for the Common Stock.

                              PLAN OF DISTRIBUTION

     The Shares are being offered for sale by the Company on a best efforts, minimum/maximum, basis principally to selected institutional investors. The Placement Agent has been retained to act as the exclusive agent for the Company in connection with the arrangement of such offers and sales on a best efforts basis. The closing of the Offering is conditional on the sale of the minimum amount of Shares prior to the Termination Date. The Placement Agent is not obligated to and does not intend to itself take (or purchase) any of the Shares. It is anticipated that the Placement Agent will obtain indications of interest from potential investors for the amount of the Offering and that effectiveness of the Registration Statement will not be requested and no investor funds will be accepted until indications of interest have been received for at least the minimum number of Shares. Confirmation and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date which will be scheduled for three business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. On or prior to the closing date, all investor funds will promptly be placed in escrow with Norwest Bank Colorado, N.A., as escrow agent (the "Escrow Agent"), in an escrow account established for the benefit of the investors. The Escrow Agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Securities Exchange Act of 1934, as amended. Prior to the closing date, the Escrow Agent will advise the Company whether the investors have deposited the requisite funds in the escrow account at the Escrow Agent. If the requisite funds have been deposited, the Company will deposit with the Depository Trust Company the Shares to be credited to the respective accounts of the investors. Investor funds, together with interest thereon, if any, will be collected by the Company through the facilities of the Escrow Agent on the scheduled closing date. The Offering will not continue after the closing date. In the event that investor funds are not received for the minimum number of Shares prior to the Termination Date, all funds deposited in the escrow account will promptly be returned. The Company has agreed (i) to pay the Placement Agent 7% of the proceeds of this Offering as the selling commission, (ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and (iii) to reimburse the Placement Agent for certain of its out-of-pocket expenses in connection with the Offering.

     Certain officers, directors and affiliates of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for, or any rights to purchase or acquire, Common Stock for a period of ninety (90) days after the date of this Prospectus, without the prior written consent of the Placement Agent.

     The Company has agreed that, during the period ending two years after the effectiveness of this Registration Statement, the Placement Agent shall have a right of first refusal to act as exclusive financial advisor, investment banker or agent in connection with any proposed financial advisory, investment banking or related service engagement by the Company or by any affiliates of the Company. If the Placement Agent agrees to render its assistance for any such transaction, it shall be for fees and expenses competitive with those which would likely be charged by a comparable financial advisor, investment banker or similar agent.

                                 LEGAL MATTERS

     Certain legal matters in connection with this Offering will be passed upon for the Company by Baker & Hostetler, Denver, Colorado. Certain legal matters will be passed upon for the Placement Agent by Holland & Hart LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 incorporated by reference into this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The Company's uranium reserves have been affirmed and verified by the independent geological consulting firm of Douglas International, Inc. and are included herein in reliance upon the authority of said firm as experts in such matters.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Northwest Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act"), of which this Prospectus constitutes a part, with respect to the shares of Common Stock offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20459, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

     In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov).

                           GLOSSARY OF CERTAIN TERMS

CLAIM:.................  A claim is a tract of land, the right to mine of which is held under the federal General Mining Law of 1872 and applicable local laws.
CONCENTRATES:..........  A product from a uranium mining and milling facility, which is commonly referred to as uranium concentrate or U(3)O(8).
CONVERSION:............  A process whereby uranium concentrates are converted into forms suitable for use as fuel in commercial nuclear reactors.
CUT-OFF GRADE:.........  Cut-off grade is determined by the following formula parameters:
                         estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and uranium prices.
GROSS ACRES:...........  Total acres under which the Company has mineral rights and can mine for uranium.
INDIAN COUNTRY:........  A term derived from jurisdictional determinations in criminal law enforcement proceedings under 18 U.S.C. sec. 1151 and understood to encompass territory situated within Indian reservations, land owned by Indian allottees and land within dependent Indian community.
LIXIVIANT:.............  When used in connection with uranium in situ leach mining, a solution that is pumped into a permeable uranium ore body to dissolve uranium in order that a uranium solution can be pumped from production wells.
NET ACRES:.............  Actual acres under lease which may differ from gross acres when fractional mineral interests are not leased.
ORE:...................  Naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit.
OVERFEEDING:...........  Operating enrichment plants in a manner that reduces plant operating costs but increases the amount of uranium required to produce a given quantity of enriched uranium.
PROBABLE RESERVES:.....  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured)
                         reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured)
                         reserves, is high enough to assume continuity between points of observation.
PROVEN RESERVES:.......  Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
RECLAMATION:...........  Reclamation involves the returning of the surface area of the mining and wellfield operating areas to a condition similar to pre-mining.
RECOVERABLE
  RESERVES:............  Reserves that are either proven or probable, are physically mineable, and can be profitably recovered under conditions specified at the time of the appraisal, based on a positive feasibility study.
                         The calculation of mineable reserves is adjusted for potential mining recovery and dilution.
RESERVE:...............  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve
                         determination.

RESTORATION:...........  Restoration involves returning an aquifer to a condition consistent with its pre- mining use and removing evidences of surface disturbance. The restoration of the wellfield can be accomplished by flushing the ore zone with native ground water and/or using reverse osmosis to remove ions to provide clean water for reinjection to flush the ore zone.
RESOURCES:.............  A resource is a concentration of naturally occurring minerals in such a form that economic extraction is currently or potentially feasible.
ROLL FRONT:............  The configuration of sedimentary uranium ore bodies as they appear within the host sand. A term that depicts an elongate uranium ore mass that is "C" shaped.
SPOT PRICE:............  The price at which uranium may be purchased for delivery within one year.
SURETY OBLIGATIONS:....  A bond, letter of credit, or financial guarantee posted by a party in favor of a beneficiary to ensure the performance of its or another party's obligations, e.g., reclamation bonds, worker's compensation bond, or guarantees of debt instruments.
TAILINGS:..............  Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted; or that portion of the ore which remains after the valuable minerals have been extracted.
TAILINGS
  IMPOUNDMENT:.........  A tailings impoundment is a containment area constructed to hold tailings.
TRADE TECH:............  A Denver-based publisher of information for the nuclear fuel industry; the successor to the information services business of
                         Nuexco.
URANIUM OR
URANIUM
CONCENTRATES:..........  U(3)O(8), or triuranium octoxide.
U(3)O(8):..............  Triuranium octoxide equivalent contained in uranium concentrates, referred to as uranium concentrate.
WASTE:.................  Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

================================================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE PLACEMENT AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH THIS PROSPECTUS RELATES OR ANY OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Incorporation of Documents by Reference.....   3
Prospectus Summary..........................   4
Risk Factors................................   9
Use of Proceeds.............................  15
Capitalization..............................  16
The Uranium Industry........................  17
Business....................................  21
Management..................................  35
Security Ownership of Certain
  Beneficial Owners and Management..........  38
Description of Capital Stock................  39
Plan of Distribution........................  39
Legal Matters...............................  40
Experts.....................................  40
Available Information.......................  40

================================================================================

================================================================================

                         1,400,000 TO 1,700,000 SHARES

                                   [URI LOGO]

                            URANIUM RESOURCES, INC.

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------

                            EVEREN SECURITIES, INC.
                               December   , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus contained in this Registration Statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Commission registration fee and the NASD filing fee, are estimates:

                                   DESCRIPTION                                   AMOUNT
    --------------------------------------------------------------------------  --------
    Accounting fees and expenses..............................................  $ 10,000
    Printing and engraving fees and expenses..................................  $ 50,000
    Legal fees and expenses...................................................  $310,000
    Securities and Exchange Commission registration fee.......................  $  4,300
    National Association of Securities Dealers, Inc. filing fee...............  $  2,000
    Nasdaq Listing Application fee............................................  $ 17,500
    Transfer Agent fees and expenses..........................................  $  5,000
    Blue Sky fees and expenses................................................  $ 10,000
    Miscellaneous expenses....................................................  $ 41,200
                                                                                --------
              Total...........................................................  $450,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had not reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

     The Bylaws of the Company provide for the broad indemnification by the directors and officers of the Company and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. The Company also has entered into indemnification contracts with its directors and officers.

     The Company maintains a policy of directors and officers liability insurance which reimburses the Company for expenses which it may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where the Company is unable to do so.

ITEM 16. EXHIBITS.

     The following exhibits are filed pursuant to Item 601 of Regulation S-K.

 EXHIBIT
  NUMBER                                      DESCRIPTION
---------- ----------------------------------------------------------------------------------
    1.1    -- Form Placement Agreement

    1.2    -- Form of Escrow Agreement

    4.1*   -- Restated Certificate of Incorporation of the Company (filed with the Company's
              Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1990)

    4.2    -- Restated Bylaws of the Company

    5.1    -- Opinion of Baker & Hostetler as to legality

   23.1    -- Consent of Independent Public Accountants

   23.2    -- Consent of Douglas International, Inc.

   23.3    -- Consent of Baker & Hostetler, included in Item 5.1

   24.1    -- Power of Attorney, included on page II-3

---------------

* Incorporated by reference pursuant to Rule 411(c) under the Securities Act of 1933, as amended.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, as of this 13th day of December, 1996.

                                            URANIUM RESOURCES, INC.

                                            By: /s/  PAUL K. WILLMOTT

                                              ----------------------------------

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of Uranium Resources, Inc. hereby appoints Paul K. Willmott, as attorney and agent for the undersigned, with full power of substitution, for and in the name, place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications, instruments or documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

                  SIGNATURE                                TITLE                    DATE
---------------------------------------------   ----------------------------  -----------------
            /s/  PAUL K. WILLMOTT               Chief Executive Officer,      December 13, 1996
---------------------------------------------     President and Director
              Paul K. Willmott                    (Principal Executive
                                                  Officer)
           /s/  THOMAS H. EHRLICH               Chief Financial Officer       December 13, 1996
---------------------------------------------     Financial and Accounting
              Thomas H. Ehrlich                   Officer)
            /s/  LELAND O. ERDAHL               Director                      December 13, 1996
---------------------------------------------
              Leland O. Erdahl
           /s/  GEORGE R. IRELAND               Director                      December 13, 1996
---------------------------------------------
              George R. Ireland
           /s/  JAMES B. TOMPKINS               Director                      December 13, 1996
---------------------------------------------
              James B. Tompkins

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
  NUMBER                                 DESCRIPTION                                  PAGE
---------- -----------------------------------------------------------------------------------
    1.1    -- Form Placement Agreement

    1.2    -- Form of Escrow Agreement

    4.1*   -- Restated Certificate of Incorporation of the Company (filed with the
              Company's Quarterly Report on Form 10-Q for the fiscal quarter ended
              June 30, 1990)

    4.2    -- Restated Bylaws of the Company

    5.1    -- Opinion of Baker & Hostetler as to legality

   23.1    -- Consent of Independent Public Accountants

   23.2    -- Consent of Douglas International, Inc.

   23.3    -- Consent of Baker & Hostetler, included in Item 5.1

   24.1    -- Power of Attorney, included on page II-3

---------------

* Incorporated by reference pursuant to Rule 411(c) under the Securities Act of 1933, as amended.